EXHIBIT 17

GEOLOGIC REPORT RO04EXE1

EXECUTIVE SUMMARY REPORT

FOR THE ROB GOLD PROPERTY,

GOODPASTER MINING DISTRICT,

ALASKA

prepared for

Freegold Recovery Inc. USA

Freegold Ventures Limited

750 - 700 West Georgia St.

Pacific Centre South

PO Box 10056

Vancouver, B.C. V7Y 1B6

prepared by

Curtis J. Freeman

Richard W. Flanders

Avalon Development Corp.

P.O. Box 80268

Fairbanks, AK  99708

March 28, 2008

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

TABLE OF CONTENTS

Cover Sheet

...i

Table of Contents

...ii

List of Figures

...ii

List of Tables

...iii

List of Appendices

...iii

Summary

...iv

Introduction and Terms of Reference

...1

Disclaimer

...1

Property Description and Location

...1

Access and Infrastructure

...2

History

...3

Geologic Setting

...4

Deposit Types

...5

Mineralization

...5

Exploration

...6

Drilling

...15

Sampling Method and Approach

...22

Sample Preparation, Analysis and Security

...22

Data Verification

...23

Adjacent Properties

...23

Mineral Processing and Metallurgical Testing

...23

Mineral Resource and Mineral Reserve Estimates

...26

Other Relevant Data and Information

...26

Interpretations and Conclusions

...26

Recommendations

...26

References Cited

...28

Statement of Qualifications

...31

LIST OF FIGURES

Figure 1: Location of the Rob project.

Figure 2: Land status map for the Rob project.

Figure 3: Regional geology of east-central Alaska.

Figure 4: Goodpaster District geology and mineral prospect locations.

Figure 5: Prospect geology, prospect location and drill hole location map for the Rob project.

Figure 6: Cross-section through the Grey Lead prospect.

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LIST OF TABLES

Table 1: Significant rock, soil and drill sample geochemistry from the Rob project, 1995-1999.

Table 2: Significant 2002 rock sample geochemistry from the Rob project.

Table 3: Comparison of 2002 shovel versus auger samples, Rob prospect.

Table 4: Significant gold values from the 2006 core sampling, Lower Trench prospect.

Table 5: Significant gold values from 2007 sampling at the Michigan and Blue Lead prospects.

Table 6: 2007 drill hole summary, Rob project, Alaska.

Table 7: Significant assays from the 2007 Gray Lead drill holes.

Table 8: Select correlation coefficients for 2007 Gray Lead prospect drill hole geochemistry

Table 9: Comparison of fire assay, hot cyanide leach and metallic sieve samples from 2002

Table 10: Comparison of 2007 metallic screen versus standard gravimetric fire assay results.

LIST OF APPENDICES

Appendix 1: List of mining claims on the Rob project.

AVALON DEVELOPMENT CORPORATION

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SUMMARY

The Rob property is located in the Goodpaster mining district approximately 110 miles southeast of Fairbanks, Alaska near existing and planned infrastructure.  The Rob Property is currently under option to Freegold Ventures Limited, which may earn a 100% interest in the Rob project subject to cash and stock payments and Net Smelter Returns royalties held by the estate of property owner (Ronald Bailey) and vendor (Anglo Alaska Gold Corp.). The property is hosted in intrusive and metamorphic rocks on the flank of the same 30 kilometer long gneiss dome that hosts the 5.6 million ounce Pogo gold deposit.  Mineralization at Rob is hosted in Cretaceous granitic rocks and in Paleozoic gneissic rocks and appears to be controlled by district-scale northeast and northwest-trending structures.  Two types of gold mineralization have been identified on the project: Au+As+Bi in quartz veins at the Gray Lead and Hilltop prospects and Au+As+Sb in quartz veins at the Michigan, Blue Lead, Blue Lead South, Gray Lead, Grizzly Bear, Upper Trench, Lower Trench and Wolverine prospects.  Surface and subsurface sampling encountered significant grade and thickness gold mineralization in several areas of the property.  Potential exists for significant grade-tonnage accumulations of intrusive and/or gneiss-hosted gold mineralization similar to that currently being mined in the Fairbanks District and being mined at the Pogo deposit in the Goodpaster District. Recommended work programs for the Rob property include diamond drilling and IP geophysical surveys on the Michigan and Gray Lead prospects, reprocessing of existing airborne geophysical data and limited top-of-bedrock soil auger sampling.  The total estimated cost of these programs is approximately US$700,000.

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INTRODUCTION AND TERMS OF REFERENCE

The following report was commissioned by Freegold Recovery Inc. USA and its parent company, Freegold Ventures Ltd. (Freegold) to summarize the geology and mineralization of the Rob gold prospect in east-central Alaska. In mid-2002 Avalon Development Corp. submitted a summary of the Rob project to Freegold which prompted them to acquire an interest in the Rob project. Avalon conducted initial fieldwork on the property for Freegold in August 2002 and has conducted additional work on the project during the period 2003 to 2007.  Avalon was retained to complete this summary report for Freegold.  This report was prepared based upon a review of existing reports prepared for the property owner by third party interests as well as site visits and a 2007 diamond drilling program executed by the authors and employees of Avalon Development. Recommended work programs are included at the end of this report.

Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.10).  Where gold grades are quoted in this report, the abbreviation “opt” means troy ounces per short ton and the abbreviation “gpt” means grams per metric tonne.

DISCLAIMER

The attached report has been prepared by Avalon Development Corp. (Avalon) using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon can not guarantee the accuracy or completeness of all supporting documentation.  In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties.  A small amount of the historical data, including CSAMT geophysical data and drill core logs, are not yet available to the authors.  Acquisition and evaluation of these data may alter conclusions and recommendations presented in this report. The interpretive views expressed herein are those of the authors and may or may not reflect the views of Freegold or the property owners.

PROPERTY DESCRIPTION AND LOCATION

The Rob prospect is located in east-central Alaska approximately 110 miles southeast of Fairbanks and 50 air miles northeast of Delta Junction (Figure 1). The Rob project consists of 106 state of Alaska mining claims covering 4,240 acres in the Big Delta quadrangle in Townships 6 and 7 South, Ranges 17 and 18 East, Fairbanks Meridian (Figure 2). The claims are registered as Rob 1 through Rob 106 with Alaska Division of Mining, Land and Water Management as ADL#s 540699 through 540714, 544324 through 544339 and 545266 through 545339 (Appendix 1).  Mineral rights in this part of Alaska are administered by the State of Alaska.  Annual rents are $130 per claim for State claims ($13,780 total) and rental payments are due on September 1 of each calendar year and payable before November 30 of each year.  Annual work commitment on the properties in the amount of $2.50 per acre per year is required

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with amounts in excess of these levels bankable up to four years into the future.  All claims currently are in good standing. The claims of the Rob project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying.  A three-year exploration permits for the project was approved by the Alaska Department of Natural Resources in 2007 and currently is in good standing through 2009. Depending on the level of exploration work proposed, additional permits may be required from the Department of Natural Resources and will be applied for on an as-needed basis. There are no known environmental liabilities attached to the property.

In August 2002 Freegold acquired the option to purchase a 100% interest in the Rob project subject to cash and stock payments and Net Smelter Returns royalties held by the property owner (Ronald Bailey) and vendor (Anglo Alaska Gold Corp.). Cash payments total US$15,500 over 7 years to the vendor, $93,500 over 7 years to the property owner, and share payments to the vendor of 500,000 shares on regulatory approval, 500,000 shares on or before July 1st, 2003 and 500,000 shares once Freegold has expended in excess of US$1,000,000 on property exploration. In addition the property is subject to annual advance royalty payments of US $30,000 commencing December 1st, 2008 if the London Gold Price for the preceding year averages less than US $350/oz, US $40,000 if the London Gold Price for the preceding year averages less than US $400/oz but greater than US $350 and US $50,000 if the London Gold Price for the preceding year averages more than US $400/oz. Freegold may purchase 100% of the Property for US $1.5 million. The Property is subject to a 1% net smelter return (NSR) royalty if gold is less than US $300 per oz, 1.5% NSR if gold prices between $301 and $350/oz and 2% for gold prices greater than US $350. Freegold has the right to purchase the NSR for US $500,000 for each percentage point. In addition, Anglo Alaska retains a 1% NSR. Freegold may also purchase the above NSR for US $1 million.

Shortly after the vendor acquired the Property from the owner (Ronald O. Bailey) the owner passed away intestate. Proceedings to close the estate and establish the rights of the new underlying owner remain in progress. Execution of a revised lease is anticipated during 2008 and is not expected to alter the existing performance terms of the original agreement on the Property.

ACCESS AND INFRASTRUCTURE

The Rob project is accessible via helicopter and dozer trails which access several areas of the property from the Tibbs Creek drainage on the west and the Summit Creek drainage on the east. An unimproved airstrip in the Tibbs Creek drainage offers limited access to the western side of the claim block with small aircraft (Cessna 207 or smaller) after seasonal snow and ice cover melt (middle to late June in most years). In 2007 Freegold identified a ridge on the claim block that offers the possibility of constructing a 2,000 foot long all-season airstrip. The Alaska Department of Natural Resources reviewed this possibility favorably should Freegold wish to pursue this option in future. The nearest road access to the project is the terminus of the Pogo gold mine access road, approximately 22 air miles northwest of the Rob project. Elevations on the property range from 4,000 feet in valleys to the east and west of the project to 5,080 feet on Black Mt. on the east central side of the project. Topography is relatively rugged with vegetation-free peaks and ridges in the central portion of the property and boreal forest cover at lover elevations.  Sub-arctic climate prevails in this part of Alaska and allow a snow-free working season in most years from May through September.

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The city of Fairbanks (population 40,000) is located 110 miles to the northwest of the Rob project and is the regional commercial hub for this part of Alaska.  The city hosts an international airport, commercial rail service, commercial fixed wing and helicopter services and most of the support industry required for mineral exploration.  Teck Cominco and partner Sumitomo Metal Mining currently operate a year-around underground mine at the 5.6 million ounce Pogo deposit located 22 miles northwest of the Rob project area. The mine is accessed by a 55 mile long all-season road that originates on the Richardson Highway at the junction of Shaw Creek and the Tanana River. Mine power is supplied by a high-voltage line that connects the mine to the existing grid owned by Golden Valley Electric Association of Fairbanks. The access road is jointly administered by the Alaska Department of Natural Resources (DNR) and Teck Pogo (the operating entity at the Pogo mine) and is available for use on a permit and fee  basis.

HISTORY

The Goodpaster region was first explored for placer gold in 1915 (Rombach, 1999). In the early 1930’s, gold-bearing quartz veins were discovered in the upper Tibbs Creek area. By the winter of 1936, the first underground workings were being installed. The original base camp was on Summit Creek. A 450 foot tunnel was driven following a small vein, termed the Blue Lead Extension. In the summer of 1936, five men drove a 300-foot tunnel at the outcrop of the Blue Lead vein (Reed, 1937). During the winter of 1937, a 300-foot tunnel was driven at the Grizzly Bear mine and a 50-ton mill was constructed. In the summer of 1938 the mill was moved to the Blue Lead mine and operated for a year and a half until the fall of 1939 (Joesting, 1938). During 1938-39 approximately 150 tons or ore from the Blue Lead mine yielded a recovery of 132 ounces of gold and 25 ounces of silver (recovered grade equivalent to 0.88 opt Au and 0.167 opt Ag, Thomas, 1970).  Between 1939 and 1942 approximately 350 tons of ore of unknown tenor were processed from the Grizzly Bear mine. Other than these small production lots, there has been no commercial production from the property.  The Grizzly Bear Mine, Blue Lead Mine, and Gray Lead Mine are within the Rob property.

Regional scale geological mapping was completed in the area by the U.S. Geological Survey in the mid-1970’s (Weber, et al, 1979).  Stream sediment samples were collected in the region as part of the National Uranium Resource Evaluation (NURE) program in the late 1970’s (Hoffman and Buttleman, 1996).  Stream sediment and pan concentrate samples were collected in the region and high altitude airborne magnetic surveys were conducted over the Rob prospect area by the U.S. Geological Survey as part of the Alaska Mineral Resource Appraisal Program (AMRAP, Foster and others, 1979, Menzie and Foster, 1978, Griscom, 1978).  The Alaska Division of Geological and Geophysical Surveys (DGGS) completed airborne magnetic and resistivity surveys over the Pogo area in 2000 and 2001 but their surveys did not cover the Rob prospect area. (Alaska DGGS, 2002).

The Stone Boy JV (Sumitomo Metal Mining and WGM) optioned the Rob property in 1995 and between then and 1999 completed over $1.3 million in exploration on the property including extensive airborne and ground geophysics, soil and rock geochemical sampling, geologic mapping, trenching and limited diamond drilling.  During that period exploration efforts generated 2,059 soil samples, 340 rock samples, 7 stream silt samples and 2,060 core samples from 16,215.5 feet of diamond drilling (Bailey, 2001).  Approximately 38,400 line-feet of

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CSAMT geophysics also were completed on the property.  The property option was terminated in mid-2000 and 100% interest in the claims was returned to the owner.

No exploration was conducted on the property in 2000 or 2001.  Limited due diligence geochemical rock sampling and orientation soil auger sampling was conducted on the property by Avalon Development for Freegold in 2002 and 2003.

In 2006, a limited geochemical sampling program was conducted over the Lower Trench, Michigan and Blue Lead prospects.  Two man-days were spent collecting 76 whole core (NQ size) samples of unsplit core from hole BM97-02 at the Lower Trench prospect. In addition, 3 additional grab samples were collected at the Michigan prospect and 6 additional grab samples were collected at the Blue lead prospect. Total project expenditures were approximately $29,000.

In 2007 a diamond core drilling program was completed by Avalon Development on behalf of Freegold. The program consisted of 17 drill holes totaling 3,514 feet.  Drilling was conducted on the O’Reely and Gray Lead prospects. A total of 587 drill core samples and 14 grab rock samples were submitted for geochemical analysis. Total project expenditures were $596,189.

GEOLOGIC SETTING

Terrane models of Alaska refer to the east-central portion of Alaska, between the Yukon River to the north and the Alaska Range to the south, as the Yukon-Tanana terrane (YTT) (Nokleberg, et al, 1994).  The current prevailing theory on the origin of the YTT suggests development of a Devonian volcanic arc along the continental margin of the North American craton (Aleinikoff, et al, 1995; Nokleberg, et al, 1994). This is a largely metamorphic and igneous province which is bounded on the north by the Tintina Fault and on the south by the Denali Fault.  These parallel, dextral strike slip faults form major sutures and are speculated to have up to 400 km of offset since the late Cretaceous (Day and others, 2003; Foster and others, 1977a, 1978, 1983; 1987; 1994; Jones, et al, 1984, Flannigan and others, 2000).  Conjugate to these large scale structures are numerous northeast-trending faults, such as the Shaw Creek fault, Mt. Harper lineament and Black Mountain tectonic zone, which dissect the YTT (Figure 3, Day and others, 2007; Day and others, 2003; Weber and others, 1976, LeLacheur, 1991, Smith, 1998, 1999, Smith and others, 1999, 2000). Large scale, northwest-trending sympathetic faults also occur between the Denali and Tintina Faults, including the Pogo trend, Central fault and the Richardson lineament. These northwest trending structures are less well defined and often occur as broad deformation zones with indistinct boundaries. Rocks comprising the YTT are poly-deformed and poly-metamorphosed, mid-Paleozoic and older, sedimentary, volcanic and plutonic rocks which are intruded by mid-Cretaceous to early Tertiary plutonic and minor volcanic rocks.  West of the Shaw Creek fault the regional metamorphic grade is in the greenschist facies.  East of the Shaw Creek fault and west of the Black Mt. tectonic zone the terrane is dominated by amphibolite grade and locally higher grade metamorphic rocks.  East of the Black Mt. tectonic zone the terrane is dominated by Cretaceous and Tertiary plutonic rocks. This configuration suggests that erosional levels become progressively deeper to the east.

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DEPOSIT TYPES

Recent exploration discoveries in Alaska and the adjacent Yukon Territory have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous (90-105 Ma) and early Tertiary (60-70 Ma) plutonic activity.   These two subduction related plutonic events affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Hart and others, 2002, Flanigan and others, 2000a, Flanigan and others, 2000b, Mortensen and others, 2000, McCoy, 1999, McCoy and others, 1997, Bundtzen and Miller, 1997, McCoy and others, 2002, Eremin, 1995).

A synthesis of this information suggests a mineral deposit model in which metal and high CO2 bearing fluids fractionate from ilmenite series, I-type intrusions during the late phases of differentiation (porphyritic granites).  Depending on the rate of ascent of these hydrothermal fluids, the level of the crust they reach before depositing their metallic budget and their associated intrusive rocks, two distinctly different metallogenic systems can form, in some cases in the same mineral prospect.  In deeper, higher pressure settings gold mineralization can form at higher temperatures (400°-600°C) and low sulfur fugacities.  Such systems are characterized by elevated Au ± Bi ± Te ± W ± As mineralization.  Sulfur-depleted metallic minerals such as native bismuth, native arsenic, maldonite and loellingite often form in such environments.  These higher temperature systems display isotopic, trace element and fluid inclusion evidence suggesting almost exclusively magmatic fluid involvement and are thought to form in more proximal intrusive settings.  In higher level, lower pressure settings, mineralization forms at lower temperatures (250°-400°C) and higher sulfur fugacities and is characterized by elevated Au ± Ag ± As ± Cu ± Sb ± Hg ± Pb ± Zn.  These lower temperature systems display isotopic, trace element and fluid inclusion evidence suggesting significant meteoric water mixing and are thought to form in more distal intrusive settings.

MINERALIZATION

Using the above exploration model, seven different potentially economic gold deposit types have been identified in Interior Alaska, three of which are known to exist on the Rob project. They are:

1.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives.  Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox (7.95 Moz) and Dublin Gulch (3.8 Moz).  There is a strong genetic relationship between host intrusion and gold mineralization.  The Michigan, Lower Trench and Upper Trench prospects on the Rob property may represent this style of mineralization.

2.

Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz) with a strong genetic relationship between host intrusion and gold mineralization.

3.

Gneiss or high-grade schist-hosted quartz veins proximal to causative intrusives.  Metals associated include Au, Bi, and As and possibly Cu and W.  The Pogo deposit (5.6 Moz) is the best example of such mineralization. Mineralization is genetically related to plutonic activity but is not hosted in intrusive rocks.  The Gray Lead and Hilltop prospects on the Rob property are examples of this style of mineralization.

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4.

Au ± base metal, ± Ag ± W ± Bi intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion.  Examples include Dolphin deposit in the Fairbanks District (0.6 Moz).  The Blue Lead and Grizzly Bear prospects on the Rob property are examples of this style of mineralization.

5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins.  Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins.  Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure.  Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au).  Examples from the Fairbanks District include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Ester Dome veins.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives.  Examples include Gil Extension (0.4 Moz) and True North (2 Moz), both in the Fairbanks District.

7.

Shear-hosted monominerallic massive stibnite pods and lenses.  Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems.  Examples include Scrafford mine in the Fairbanks District and Stampede mine in the Kantishna District.

Granitic Cretaceous rocks on the Rob property share many characteristics with mid Cretaceous gold-related plutons in the Tintina Gold Belt.  The coincident anomalous metals (Au, Bi, As, and Sb) and granitic or adjacent gneiss hosts for much of the mineralization suggest that the granitic plutons on the property are related to mineralization.  The nearby Pogo deposit also contains anomalous concentrations of Bi and As, although the presence of Sb, Ag and base metals in some of the Rob project area prospects suggest variable erosional depths currently are exposed on the Rob project. Analogous elemental patterns occur in the Fairbanks mining district near the Fort Knox, True North, Ryan Lode, and Dolphin gold deposits (combined resources of +12 Moz).

EXPLORATION

The Rob property is situated on the eastern end of a +30 kilometer long gneiss dome that forms the core of the Goodpaster District (Figure 4). The central portion of the dome is occupied to a large extent by feldspar augen gneiss.  Flanking the augen gneiss core are coarse-grained, banded gneisses and schist of sillimanite grade.  North of the banded gneisses are garnet-bearing gneisses and schists with local sillimanite, whereas to the south are lower grade schists and quartzites containing muscovite, calc-silicates and minor garnet.  The Pogo gold deposit is hosted largely by biotite gneiss forming the northwest portion of the metamorphic complex.  The Rob project area sits in an analogous position on the southeastern margin of the gneiss dome complex where it is cut by the Black Mountain tectonic zone, a northeast-trending zone of complex high-angle faulting, ductile shearing, intrusion, volcanism, and associated gold and antimony mineralization. The Black Mountain tectonic zone is thought to be a deep crustal structure that experienced tectonic movement from the Late Cretaceous through the Paleocene (Saltus, 2006, Day and others, 2007).

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Bedrock over the Rob property is comprised predominantly of pre- to late Devonian gneiss units (Pzg, Pzgn) and mid- to late Devonian augen gneiss lithologies (unit Dag) which are intruded by a series of small Cretaceous granodiorite to granite plutons (units Kbm, Kgtc, Kgmh) and the Cretaceous granodiorites of the Goodpaster batholith (Figure 4. units Kgb, Kgbf, Day and others, 2007).  Mineralization discovered to date occurs in both intrusive and metamorphic host rocks and appears to be genetically related to the Cretaceous plutonic bodies.

The Rob property is cut by a series of early N50E trending high angle structures that are part of the wider Black Mountain tectonic zone (Double Bear, Gray Lead and Black Mt. faults) which appear to be cut by younger west-northwest trending high angle structures (Wolverine and Antimony Creek faults.  Most of the previously discovered precious metal veins on the property trend parallel to the N50E trending structures in areas where Cretaceous granitic bodies are present.

The historic lode gold prospects on the Rob prospect are gold-bearing quartz veins in shear zones. Veins average from 2 to 3 feet in width but reach up to 8 feet wide. Quartz veins contain gold and a variable assemblage of sulfides including arsenopyrite, covellite, digenite, stibnite, jamesonite, molybdenite and pyrite (Rombach, 1999; Bailey, 2001). Gold content typically decreases as sulfide content increases except in the Gray Lead and Hilltop prospects where arsenopyrite and bismuthinite contents are positively correlated with gold content. When gold is present, it is usually extremely fine grained. However, several veins such as those at the Blue Lead mine, Grizzly Bear mine and Michigan prospect contain relatively coarse gold hat is easily visible to the naked eye.

Limited rock sampling conducted during the AMRAP program revealed strongly anomalous Au (to 4 ppm), As (to +100,000 ppm), Bi (to 150 ppm), and antimony (to 500 ppm) from grab samples collected on what is now the Rob property (Hessin and others, 1978).  Despite the strong gold in rock values detected during the AMRAP program, none of the stream sediment or pan concentrate samples collected from creeks draining the Rob property returned anomalous Au.  Anomalous As in stream sediment samples (to 500 ppm) and pan concentrate samples (to 1,000 ppm) was detected from a number of creeks draining the property. Anomalous Bi (10 ppm) also was detected from the only stream sediment sample collected on Johnson Creek during the AMRAP program.

Geochemical samples collected by the Stone Boy JV between 1995 and 1999 indicate four areas of the property contain discrete exploration targets which warrant additional exploration: the Gray Lead, Blue Lead, Michigan and Wolverine areas.  A summary of significant geochemical results is presented in Table 1. Results include grab samples up to 4.93 ounces per ton gold and drill intercepts up to 13.5 feet grading 0.92 ounces per ton gold from the Gray Lead prospect, grab samples up to 28.9 ounces per ton gold from the Michigan prospect, grab samples up to 25.24 ounces per ton gold and drill intercepts up to 77.4 feet grading 0.04 ounces per ton gold from the Blue Lead prospect and grab samples up to 2.04 ounces per ton gold from the Upper Trench area of the Wolverine prospect.

Although some drilling has been completed, several large +50 and +200 ppb gold soil anomalies remain untested by drilling.  The most significant of these include the Michigan lode and Galosh prospect in the Michigan area, the Augen and Hilltop prospects in the Gray Lead

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area, the Blue Lead South, and Tenor prospects in the Blue Lead area and the Wolverine south prospect in the Wolverine area.

TABLE 1: Rob Prospect geochemical summary, 1995 to 1999.  Data from Stoneboy JV.

GRAY LEAD
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width
Augen		370			1000	200
Augen		130			500	200

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Gray Lead	1.36	46,666.0			UG samples
Gray Lead	4.93	168,997.0			Lower Adit
Gray Lead	0.77	26,248.4			Trench. 2.5 ft
Gray Lead	2.06	70,472.6			Trench, 2.0 ft
Gray Lead	3.90	133,730.0			Trench, 9.0 ft
GL-South Trench	0.03	1,130.0		36.0	Grab
GL-South Trench	0.04	1,495.0		338.0	Chip, Sit
GL-South Trench	0.55	18,835.0		160.0	Grab
Hilltop	2.00	68,575.5	4.4	1,240.0	Rock Sample
Hilltop-King	2.68	91,869.4	100.0	10000+	Rock Sample
Hilltop-King	0.35	12,129.0	65.0	10000+	Rock Sample
Hilltop-King	0.33	11,444.8	49.0	10000+	Rock Sample
Hilltop-King	0.29	10,076.4	2.0	6,740.0	Rock Sample
Hilltop-King	0.31	10,729.5	1.4	0.1	Rock Sample

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
BM-10	0.92	31465	2.5	9468	154.5	168.0	13.5
BM-10	0.06	2070	0.2	692	230.0	231.0	1.0
BM-12	0.13	4570	1	2330	313.5	318.0	4.5
BM-18	0.04	1505	0.8	166	244.5	247.0	2.5
BM-18	0.28	9572	14.8	11927	108.5	112.0	3.5
BM-20	0.03	1025	0.4	210	111.0	117.0	6.0

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MICHIGAN LODE
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width
Galosh		180			800	500

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Michigan	1.80	61610	15.4	172	Rock Samples
Michigan	0.12	4160	0.2	4860	Rock Samples
Michigan	0.46	15788	1	9300	Rock Samples
Michigan	26.48	907808	1585.6	4880	Rock Samples
Michigan	28.83	988459	85.6	7150	Rock Samples

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
No drilling to date on this property

BLUE LEAD
GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Grizzly Bear vein	25.24	865202	146	8940	Vein Sample
Grizzly Bear Trench	0.05	1570	1.8	30	Rock Sample
Grizzly Bear Trench	0.34	11818	0.6	296	Rock Sample
Stibnite Trench	0.07	2380	1.2	5560	Rock Samples
Stibnite Trench	0.53	18162	49.6	1530	Rock Samples
Blue Lead	0.07	2520	31.2	4200	Rock Samples
Blue Lead	0.03	1090	0.6	3530	Rock Samples
Blue Lead	0.03	1130	1.4	5040	Rock Samples

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
BM-07	0.03	1015	0.5	884	206.3	208.8	2.5
BM-07	0.04	1381	1	1834	889.6	967.0	77.4
BM-07	0.04	1455	0.6	1945	906.0	916.0	10.0
BM-07	0.79	27089	16	5530	921.2	922.2	1.0
BM-07	0.92	31404	28.2	4650	937.5	938.5	1.0
BM-07	0.05	1861	0.6	3229	940.0	947.0	7.0
BM-07	0.08	2700	1.4	2010	955.0	956.0	1.0
BM-07	0.04	1315	0.8	8630	960.0	961.0	1.0
BM-08	0.08	2700	4	1190	216.8	218.8	2.0
BM-25	0.04	1335	147.3	5540	168.0	170.5	2.5

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WOLVERINE
SOIL ANOMALY
Location	Au opt	Au ppb	Ag ppm	As ppm	Length	Width
Trench		260			4600	1000
Wolverine		240			1500	1500

GRAB SAMPLES
Location	Au opt	Au ppb	Ag ppm	As ppm	Description
Upper Trench	2.04	69975	43.6	4480	Stibnite of 17.6%
Upper Trench	0.17	5980	1.4	1.35%
Upper Trench	1.47	50382	22.8	7140
Upper Trench	0.23	7890	28	3560
Upper Trench	0.30	10263	3.2	2430
Upper Trench	0.03	1070	0.8	754
Lower Trench	0.61	20837	5.2	8800
Lower Trench	0.44	14928	10	1780
Lower Trench	0.03	940	0.2	5980
Lower Trench	0.06	2130	0.6	1.02%
Lower Trench	0.11	3770	0.2	1.85%
Lower Trench	0.05	1750	0.4	4370

DRILL HOLES	Au opt	Au ppb	Ag ppm	As ppm	From ft	To ft	Thick ft
No significant results.

Limited fluid inclusion studies were completed on the Rob prospect during 1995 – 1999 (Bailey, 2001).  Vein samples from the Blue Lead prospect were deposited at temperatures 50 to 100°C lower than the Gray Lead vein (260°-455°C) and contain a much higher proportion of larger, methane-rich fluid inclusions.  It is believed that both types of mineralization were derived from a single hydrothermal fluid which unmixed to form a gold-rich, volatile poor fluid at the Gray Lead vein at depth, and a volatile rich, gold poor fluid at higher levels at Blue Lead.  If this is the case, barren quartz veins or those containing low gold grades associated with higher As, Sb and Pb values such a those at the Blue Lead and Grizzly Bear may grade at depth into veins with considerably higher gold contents. Similar conclusions were reached in studies at other intrusion related gold occurrences in the Tintina Gold Belt of Alaska and the Yukon Territory (Baker, 2002, Baker and others, 2006).

During the summer of 2002, reconnaissance exploration work was conducted on behalf of Freegold by Avalon Development to verify some of the past exploration results reported from the property.  A total of 113 rock samples and 12 soil auger samples were collected during this reconnaissance work. Significant results from the sampling are shown in Table 2.

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TABLE 2: Significant analytical results from the Rob property, 2002.  Data from Avalon Development, analyses by ALS Chemex.

Prospect	Type	Au gm/tonne	Au oz/ton	Ag ppm	As ppm	Bi ppm	Pb ppm	Sb ppm	Te ppm	W ppm
Gray Lead	Vein	72.17	2.105	4.26	10000	756.00	8.0	120.85	86.10	14.9
Gray Lead	Vein	17.11	0.499	9.34	10000	386.00	354.0	377.50	28.00	97.2
Gray Lead	Vein	28.77	0.839	4.66	8450	337.00	86.5	112.95	32.30	71.9
Gray Lead	Vein	9.37	0.273	43.50	10000	1610.00	257.0	737.40	180.50	61.6
Gray Lead	Vein	7.42	0.216	7.66	4630	6.68	415.0	1000.00	0.40	0.2
Gray Lead	Vein	30.45	0.888	2.84	7420	324.00	72.0	1000.00	13.70	0.3
Hilltop	Vein	8.72	0.254	5.52	5350	348.00	24.0	81.75	17.55	495.0
Michigan	Vein	24.27	0.708	9.50	1585	0.14	3.5	276.60	-0.05	0.1
Michigan	Granite	698.89	20.385	0.14	687	0.18	13.0	26.75	-0.05	1.0
Michigan	Granite	29.83	0.870	1.30	10000	0.26	3.5	614.10	0.30	0.5
Michigan	Vein	175.06	5.106	6.44	3940	0.08	8.0	776.10	0.20	0.1
Michigan	Granite	120.55	3.516	8.52	2890	0.83	40.0	96.55	-0.05	0.1
O’Reely	Vein	8.04	0.235	53.70	1065	39.70	4210.0	1000.00	0.25	-0.1
O’Reely	Vein	8.38	0.244	16.10	1985	15.35	1800.0	761.00	-0.05	-0.1
Upper Trench	Granite	8.79	0.256	0.86	2950	0.59	11.0	73.65	-0.05	0.2
Lower Trench	Granite	15.43	0.450	9.94	3570	1.27	34.5	200.20	0.05	0.1
Lower Trench	Granite	14.37	0.419	11.20	3150	1.31	33.5	117.65	0.05	0.3
Lower Trench	Vein	22.29	0.650	2.30	1495	0.67	3.5	76.45	-0.05	0.3
Lower Trench	Granite	4.11	0.120	15.75	10000	11.25	1925.0	1000.00	1.00	0.1

Comparison of results from 1995 to 1999 exploration programs and limited sampling conducted in 2002 indicates that past rock sample exploration data accurately portrays the mineralization present on the Rob property.  Of particular significance is the polyphase hydrothermal breccia veins sampled on the O’Reely prospect where grab samples returned values up to 8.38 gpt gold and 39 ppm bismuth.  Quartz veins cropping out in the O’Reely area range up to 4 feet in width and are the likely source of high grade gold (3.174 opt) in float samples immediately down slope of the vein outcrops. Preliminary sampling in 2002 also included arsenopyrite-bearing sericite altered granite in unsplit drill core from hole BM97-02 on the Lower Trench prospect. This sample returned 4.11 gpt gold and suggests significant potential may exist for bulk tonnage mineralization in granitic host rocks in this area.

In a small area tested in 2002, check sampling of previously collected soil samples did not return comparable results from those collected in the 1995-199 period.  Top of bedrock soil auger sampling completed at several sites previously sampled by shovel sampling at the Michigan prospect indicate that past soil data may contain a significant proportion of false-negative values.  A total of 12 previously sampled soil sites were twinned in 2002 using hand-held power auger methods.  Bedrock was at least 3 feet below surface in all soil auger sites sampled whereas shovel soil samples were collected at average depths of about 1 foot.  A comparison of gold values from these twinned sites is presented in Table 3.  With the exception of two samples, all of the auger soil samples were higher than the shovel samples taken at the same site.  Perhaps most important, three of the power auger soil samples returned dramatically higher gold values than their shovel sample counterparts: 15 versus 105 ppb, -5 versus 105 ppb and 55 versus 385 ppb.  These results suggest that other shovel soil samples which returned gold

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values at or below detection limit from the 1995-1999 grid could be significantly higher.  Comparison of pathfinder elements from both soil sampling programs indicates results similar to those for gold.

TABLE 3: Comparison of shovel versus power auger soil sampling on the Rob prospect.  Data from Avalon Development, 2002, analyses by ALS Chemex.

Line and Sample #	Au (ppb) Shovel Soil	Au (ppb) Power Auger Soil
North, 1	10	15
North, 2	90	95
North, 3	15	105
North, 4	-5	15
North, 5	-5	35
North, 6	40	15
South, 1	-5	25
South, 2	-5	100
South, 3	55	385
South, 4	65	45
South, 5	-5	15
South, 6	-5	-5
South, 7	-5	5

Although the small number of soil samples twinned in 2002 is by no means statistically meaningful, the results indicate that substantially larger and higher-grade gold in soil anomalies may exist on the project.  An alternative way of looking at the 1995-1999 data is that these data may contain a significant number of false-negative results, suggesting that areas of the property are not prospective when in fact they are. Given that the 100 ppb gold outline defined the Fort Knox, True North, Dolphin and Pogo deposits, it is possible that larger and higher grade gold in soil anomalies exist at Rob outside of the 50 and 200 ppb anomaly outlines previously detected.  If this is the case, areas being considered for future drilling should have soil auger sampling completed over them prior to conducting drilling.

In 2003, a series of rock grab samples collected during the 2002 field season were resubmitted to ALS Chemex for metallic sieve analyses and for hot-cyanide leach assays to help quantify the expected nugget effect in some parts of the Rob property and the amenability of Rob mineralization to cyanide extraction. A detailed summary of these results is presented under Mineral Procession and Metallurgical Testing. No other field work was conducted on the Rob property in 2003.

No other field work was conducted on the Rob property in 2004 or 2005. In 2006, a limited geochemical sampling program was conducted over the Lower Trench, Michigan and Blue Lead prospects.  Two man-days were spent collecting 76 whole core (NQ size) samples of unsplit core from hole BM97-02 at the Lower Trench prospect. Sample footage intervals were derived from the core blocks in the boxes. Limited field notes were taken on the samples, primarily marking areas with strong sericitic alteration, quartz veining or sulfide mineralization. All boxes of salvageable core were photographed prior to sampling. All of the core samples were of medium grained granite typical of surface outcrops in the Lower Trench area. Alteration varied from flood silica to intense sericite alteration that leaves the host rock soft and easily

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broken with bare hands. Several intervals in the remaining core from BM97-2 contained quartz veining with or without intense sericite alteration and associated sulfide mineralization. Crustiform arsenopyrite and dodecahedral pyrite were also noted on some core intervals. These intervals are similar visually to the +4 gpt sample interval collected in 2002 from this discarded core. Assay results from this sampling returned generally low values with the maximum gold value being a 5 foot interval from 49 to 54 feet that returned 1.90 gpt gold and 486 ppm arsenic (Table 4). Arsenic and antimony values were generally elevated wherever gold values reached detectable levels however bismuth and molybdenum values were generally low with no apparent relationship to gold values.

Table 4: Significant gold values from the 2006 core sampling, Lower Trench prospect. All data from ALS Chemex Labs.

Sample #	Drill Hole	From (feet)	To (feet)	Interval (feet)	Au (ppm)	As (ppm)	Bi (ppm)	Mo (ppm)	Sb (ppm)
378201	BM9702	4	13	9	-0.05	-5	-2	-1	16
378202	BM9702	13	17	4	-0.05	9	-2	4	18
378203	BM9702	17	22	5	-0.05	-5	-2	1	15
378204	BM9702	22	28	6	-0.05	5	-2	1	15
378205	BM9702	28	33	5	-0.05	13	-2	1	23
378206	BM9702	33	38	5	-0.05	130	-2	1	38
378207	BM9702	49	54	5	1.90	486	-2	1	51
378208	BM9702	54	59	5	-0.05	31	-2	2	35
378209	BM9702	59	65	6	-0.05	5	-2	1	19
378210	BM9702	65	71	6	-0.05	10	-2	1	42
378211	BM9702	71	76	5	-0.05	7	-2	1	40
378212	BM9702	76	81	5	-0.05	-5	-2	-1	31
378213	BM9702	89	94	5	0.10	379	-2	1	172
378214	BM9702	94	97.5	3.5	-0.05	23	-2	-1	33
378215	BM9702	129	135	6	-0.05	5	-2	-1	25
378216	BM9702	159	166	7	0.30	97	-2	1	25
378217	BM9702	166	171	5	-0.05	-5	-2	5	18
378218	BM9702	171	176	5	-0.05	-5	-2	-1	12
378219	BM9702	176	181	5	-0.05	-5	-2	2	19
378220	BM9702	181	186	5	-0.05	-5	-2	1	50
378221	BM9702	186	191	5	-0.05	16	-2	1	183
378222	BM9702	191	194	3	-0.05	95	-2	-1	34
378223	BM9702	203	208	5	-0.05	16	-2	1	514
378224	BM9702	208	211	3	-0.05	15	-2	-1	201
378226	BM9702	222	226	4	-0.05	86	-2	1	64
378227	BM9702	226	230	4	0.58	1800	-2	1	228
378228	BM9702	230	234	4	-0.05	6	-2	1	45
378229	BM9702	234	238.5	4.5	-0.05	30	-2	1	109
378230	BM9702	238.5	243	4.5	-0.05	-5	-2	1	20
378231	BM9702	243	247	4	-0.05	6	-2	-1	39
378232	BM9702	247	251	4	-0.05	16	-2	1	34
378233	BM9702	251	256	5	-0.05	12	-2	2	27
378234	BM9702	256	261	5	-0.05	-5	-2	8	17
378235	BM9702	261	266	5	0.13	121	-2	1	324
378236	BM9702	266	271	5	0.07	8	-2	3	21

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378237	BM9702	271	276	5	0.07	18	-2	19	25
378238	BM9702	276	281	5	0.07	240	2	1	61
378239	BM9702	281	286	5	0.33	1445	-2	3	504
378240	BM9702	286	290	4	-0.05	260	-2	2	48
378241	BM9702	300	305	5	-0.05	-5	-2	2	19
378242	BM9702	305	308.5	3.5	-0.05	-5	-2	1	15
378243	BM9702	351	356	5	-0.05	55	-2	1	28
378244	BM9702	356	359.5	3.5	-0.05	5	-2	-1	21
378245	BM9702	402	407	5	0.10	167	-2	1	36
378246	BM9702	407	411	4	-0.05	6	-2	1	18
378247	BM9702	411	416	5	-0.05	12	-2	1	17
378248	BM9702	416	420	4	-0.05	11	-2	2	19
378249	BM9702	461	465	4	-0.05	96	-2	2	42
331551	BM9702	465	470	5	-0.05	29	-2	2	28
331552	BM9702	470	479	9	0.10	228	-2	2	118
331553	BM9702	495	500	5	-0.05	-5	2	7	21
331554	BM9702	500	503	3	-0.05	-5	-2	1	14
331555	BM9702	519.5	525	5.5	-0.05	10	-2	1	39
331556	BM9702	525	528	3	-0.05	8	-2	1	26
331557	BM9702	537	540.5	3.5	-0.05	7	-2	1	35
331558	BM9702	540.5	546	5.5	-0.05	11	-2	-1	101
331559	BM9702	546	551	5	-0.05	6	-2	1	26
331560	BM9702	551	555	4	-0.05	-5	-2	1	14
331561	BM9702	555	559	4	-0.05	5	-2	-1	15
331562	BM9702	559	565	6	-0.05	6	-2	1	219
331563	BM9702	565	570	5	-0.05	20	-2	1	144
331564	BM9702	570	574	4	-0.05	22	2	-1	34
331565	BM9702	574	579	5	0.12	346	-2	1	47
331566	BM9702	579	585	6	-0.05	-5	-2	9	17
331567	BM9702	585	588	3	-0.05	-5	-2	1	32
331568	BM9702	724	728.5	4.5	-0.05	-5	-2	2	13
331569	BM9702	728.5	730.5	2	-0.05	5	-2	2	16
331570	BM9702	748	754	6	-0.05	-5	-2	-1	23
331571	BM9702	754	756.5	2.5	-0.05	-5	-2	1	14
331572	BM9702	756.5	761	4.5	-0.05	-5	-2	-1	19
331573	BM9702	761	765	4	-0.05	6	-2	18	17
331574	BM9702	778.5	783	4.5	-0.05	-5	-2	11	12
331576	BM9702	783	786	3	-0.05	-5	2	9	13
331577	BM9702	786	791	5	-0.05	-5	2	11	21
331578	BM9702	791	796	5	-0.05	8	-2	15	19
331579	BM9702	796	801	5	-0.05	5	-2	13	17

During 2006, 3 additional grab samples were collected at the Michigan prospect and 6 additional grab samples were collected at the Blue lead prospect (Table 5). These samples consisted of quartz stockwork veins hosted in granitic rocks in trenches and pits at Michigan and Blue Lead. Arsenopyrite, pyrite and lesser stibnite were present in all samples. Total sulfides varied from <3% by volume in veins at the Michigan prospect to >10% by volume in veins on the Blue Lead prospect.

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Grab samples from the Michigan prospect trenches returned gold values ranging from <50 ppb to 11.50 gpt. Gold was accompanied by elevated arsenic and antimony. Silver, bismuth, molybdenum and lead values were generally low. Host intrusive rocks were pervasively sericite altered and cut by clear to milky white quartz veins and veinlets ranging from <.5 cm to 1 meter thick.

Grab samples from the Blue Lead prospect trenches returned gold values ranging from 0.16 to 46.70 gpt. Gold was accompanied by elevated silver, arsenic, lead and antimony. Bismuth and molybdenum values were generally low. Quartz stockwork veins in grab samples at the Blue Lead prospect consisted of arsenopyrite and pyrite-bearing white to grey quartz. Rare acicular jamesonite masses occur in some vein fragments. At least 4 cross-cutting ages of stockwork veining were observed in samples collected at the Blue Lead. Some veins in the trenches on the Blue Lead also contained "brain rock" textures, a common feature along the south margin of the Fort Knox intrusive in the Fairbanks District. The term brain rock refers to quartz veins with 5-25% highly altered, subangular granite fragments floating in the quartz matrix. The resulting texture resembles the textures of a human brain. While not always mineralized, brain rock only seems to occur in fluid-rich systems in close proximity to gold mineralization at Fort Knox. The last two grab samples from a trench along the eastern-most extension of the Blue Lead vein (correlation with this vein is uncertain) contain abundant stibnite and arsenopyrite in quartz veins and flood silicified intrusive. Unlike monominerallic stibnite veins in other Interior Alaska districts, the stibnite masses at Rob appear to be breccias with multiple sizes of stibnite crystals ranging from 1 to 3 cm in width. These quartz and stibnite in this trench is associated with slickensides suggestive of post-mineral shearing.

Table 5: Significant gold values from 2006 rock sampling at the Michigan and Blue Lead prospects. All data from ALS Chemex Labs.

Sample #	Prospect	Au_ppm	Ag_ppm	As_ppm	Bi_ppm	Mo_ppm	Pb_ppm	Sb_ppm
331582	Michigan	2.92	0.5	7630	-2	26	2	233
331583	Michigan	6.35	1.5	3120	-2	19	8	212
331584	Michigan	11.50	0.8	8490	2	28	2	181
331585	Michigan	-0.05	-0.5	121	3	27	21	30
331586	Blue Lead	0.16	-0.5	616	-2	21	9	22
331587	Blue Lead	23.50	12.3	4910	3	27	837	754
331588	Blue Lead	46.70	51.4	5410	-2	25	398	367
331589	Blue Lead	1.13	12	7970	44	26	4220	3880
331590	Blue Lead	19.60	10.7	5530	5	23	574	10000

DRILLING

Diamond core drilling was conducted at the Rob prospect during 1997, 1998 and 1999 by the Stone Boy joint venture (Bailey, 2001).  A total of 16,215.5 feet of diamond core drilling was completed in 26 holes on the property.  Drilling was concentrated in the Gray Lead and Blue lead areas however limited drilling was completed at Grizzly Bear, Wolverine, Upper Trench and Lower Trench prospects.  The drilling was conducted by Nana/Dynatec using two LF-70 fly-capable core drills. Other technical details of these programs are not currently available to the authors.

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Diamond core drilling was conducted by Freegold at the Rob prospect in 2007. A total of 3,514 feet of drilling was completed in 17 holes at the O’Reely and Gray Lead prospects (Figure 5, Table 6). The drilling was conducted by Colorado-based CNC Drilling using a fly-capable Atlas Copco CS1000 core drill that produced NQ-2 core (1.995 inches). All drill holes were surveyed at the termination depth and near the surface. Analysis of the survey data suggests no significant or unexpected down-hole deviations in the 2007 drill holes. All drill holes were plugged from termination depth to surface using commercial hole plugging products. Drill sites were marked with pickets and GPS points of each drill site were obtained prior to termination of the 2007 seasonal work.

Table 6: 2007 drill hole summary, Rob project, Alaska.

All data from Avalon Development Corp.

Hole No.	Prospect	Azimuth	Inclination	TD(ft)
ROBO7001	O’Reely	170	-46	143.5
ROBO7002	O’Reely	172	-61	164
ROBO7003	O’Reely	171	-76	231
ROBO7004	O’Reely	153	-45	15
ROBO7004	O’Reely	159	-54	207
ROBO7005	O’Reely	157	-71	250
ROBO7006	Gray Lead	102	-61	250
ROBO7007	Gray Lead	108	-76	304
ROBO7008	O’Reely	175	-60	304
ROBO7009	O’Reely	154	-45	195
ROBO7010	O’Reely	153	-60	283.5
ROBO7011	O’Reely	153	-45	192
ROBO7012	Gray Lead	93	-46	99
ROBO7013	Gray Lead	95	-60	125
ROBO7014	Gray Lead	99	-71	99
ROBO7015	Gray Lead	0	-90	152
ROBO7016	Gray Lead	95	-45	248
ROBO7017	Gray Lead	251	-76	252
			TOTAL:	3514

A total of 9 holes (numbers 1-5, and 9 -11, totaling 1,985 feet (Table 6) were drilled at the O’Reely vein, located approximately 6,000 feet east of the Gray Lead vein (Figure 5).  Previous sampling in the O’Reely by Freegold in 2002 returned values up to 8.38 gpt gold and 39 ppm bismuth (Table 2).  Quartz veins cropping out in the O’Reely area range up to 4 feet in width and are the likely source of high grade gold (3.174 opt) in float samples immediately down slope of the vein outcrops (Bailey, 2000).

Drill holes completed at O’Reely in 2007 were directed eastward at angles from 45 to 75 degrees. These holes were designed to test the west dipping vein from five separate drill pads located approximately 100 to 150 feet apart. Although all 9 of the holes intersected the quartz vein over intercept widths of 5 to 20 feet, gold values in these veins generally were low. Selected vein intervals were sent for rush assay and following their return, drilling was terminated and core logging and sampling was postponed.  Of the 128 assay intervals that were collected, 31

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widely scattered assays were returned grading higher than 0.2 gpt gold, with the highest intervals being 2.07 gpt over 3 feet in hole 5, 1.28 gpt gold over 5 feet in hole 3 and 1.23 gpt gold over 6.9 feet in hole 8 (Table 7).  Throughout the drilling, the vein was seen to exhibit a consistent steep west dip with no indication of structural offset along the drilled strike length.

Table 7: Significant gravimetric fire assay values from the Rob project 2007 drill holes. All data from Alaska Assay.

Prospect	Drill Hole	From (ft)	To (ft)	Int. (f)t	Wt Avg Au (ppm)	Wt Avg Au opt)
Gray Lead	ROB07006	154.5	171	16.5	6.64	0.194
including	ROB07006	154.5	161	6.5	11.46	0.334
and	ROB07006	154.5	157	2.5	17.78	0.518
Gray Lead	ROB07006	234.5	238.5	4	2.45	0.071
Gray Lead	ROB07007	221	238	17	0.59	0.017
Gray Lead	ROB07012	43.5	58	14.5	10.52	0.307
including	ROB07012	49.6	52	2.4	28.95	0.844
and	ROB07012	49.6	53	3.4	17.77	0.518
Gray Lead	ROB07013	46	63.5	17.5	15.76	0.460
including	ROB07013	52	57	5	50.79	1.481
and	ROB07013	52	53.5	1.5	35.48	1.035
and	ROB07013	53.5	54.5	1	127.63	3.722
Gray Lead	ROB07013	64.5	65.5	1	7.21	0.210
Gray Lead	ROB07014	57.8	76.5	18.7	19.14	0.558
including	ROB07014	60	63.6	3.6	82.50	2.406
And	ROB07014	72	73	1	23.55	0.687
Gray Lead	ROB07015	78	106	28	1.77	0.052
including	ROB07015	102	106	4	5.13	0.149
Gray Lead	ROB07016	43	57	14	6.13	0.179
Gray Lead	ROB07017	179	185.5	6.5	16.42	0.479
including	ROB07017	183	184	1	37.80	1.103
O' Reely	ROB07003	106.5	111.5	5	1.28	0.037
O' Reely	ROB07005	126	129	3	2.07	0.060
O' Reely	ROB07008	104.1	111	6.9	1.23	0.036

A total of 8 holes (numbers 6, 7, and 12-17, totaling 1,529 feet, Table 6, Figure 5) were drilled at the Gray Lead vein from two separate drill pads located approximately 125 meters apart. Gold mineralization at Gray Lead is associated with a distinctive geochemical trace elements suite (gold, bismuth, arsenic) similar to the gold mineralization currently being mined 20 miles to the west at the 350,000 to 450,000 oz/year Pogo mine.  Gold at Pogo is found within stacked, flat-lying quartz veins (averaging approximately 17 gpt gold) that are hosted within the same gneissic dome that has been mapped at Rob.  Drill holes completed in 2007 were targeted at two areas previously drilled by Sumitomo-WGM.  Freegold drilled holes ROB07006 and 007 in the vicinity of the Sumitomo-WGM holes BM-10 and -11.  This target site was chosen because hole BM-10 intercepted up to 13.5 feet grading 0.92 ounces per ton gold while BM-11, collared from the same site and targeted farther down dip, did not intercept significant gold mineralization.  Holes ROB07-012 through 017 were targeted below Sumitomo-WGM hole BM-14 approximately 125 meters northeast of holes ROB07-006 and 7. Hole BM-14 did not intersect the Grey Lead vein despite being targeted below surface vein outcrops which returned grab samples up to 1,505 ppm Au (Table 2).

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All of the 2007 drill holes completed at Grey Lead intersected 50-60 degree west dipping, north-south striking whitish, comby, sugary textured quartz vein or vein zone, containing fine-grained bismuthinite and arsenopyrite with lesser pyrite (Figure 6). Quartz veins and Au-Bi-As mineralization were hosted in and immediately adjacent to a brittle fault zone cutting biotite augen paragneiss host rock. Evidence was noted of multiple ages of movement and mineralization on the host structure, including post-mineral offset. The true width of the veins is variable but averages in excess of 10 feet. The quartz veining seems to be multi-generational with an overall anomalous metals signature consisting of Au+Ag+Bi+As+Sb+Pb+Zn, and have at least four distinguishable phases of mineralization, the first three of which likely represent more of a continuous and evolving system than distinct phases separated by extensive periods of time. The earliest mineralized veining, consisting of (Qtz + Au + Bi), was followed by (Qtz? + Ag +Pb + Sb), and these were overprinted by (Qtz + As ± Zn). The latest veining consists of mostly thin veinlets of whitish and opaque to glassy euhedral quartz + pyrite + calcite associated with very late-stage brittle fracturing and does not carry gold. This later veining has been observed elsewhere in the Goodpaster District and may be related to a widespread Tertiary volcanic and plutonic event in eastern Interior Alaska. A summary of salient features in each of the 2007 Grey lead drill hole follows.

Hole ROB07006: Hole 6 was drilled to the east at 61 degrees inclination and was designed to intersect the vein where it was previously identified in hole BM-10 in the 1999 drilling (Bailey, 2001). This hole contained visible gold and returned a 13.5’ interval that averaged 31.47gpt, including a 4.5’ section grading 88.41gpt. Hole 6 intersected the vein at a depth of 154.5 feet and returned a 16.5 foot interval averaging 6.64 gpt, including a 2.5 foot section grading 17.78 gpt (Figure 6, Table 7). No visible gold was observed in this interval. The quartz vein is massive, whitish and slightly banded in appearance and contains up to 3.5% very fine-grained grey sulfides in cloudy clots. Portions of the vein exhibit intense brittle fractures or consist of fault gouge containing abundant late-stage pyrite. The anomalous metals signature of the vein consists of Au+Ag+As+Bi+Sb+Pb+Zn and there is a clear dispersion halo consisting of As+Sb+Pb+Zn below the mineralized vein zone. The plane of weakness that allowed the veining was clearly the focus of continued mineralization and fracturing after the auriferous quartz veining was introduced.

Hole ROB07007:  Hole 7 was drilled to the east at a dip of 76 degrees and was designed to intersect the mineralized vein that was targeted but missed in Hole BM-11 in the 1999 drilling. Hole 7 was drilled between Hole 6 and BM-11, which was vertical, in an attempt to locate the vein. The hole intersected approximately 3.6 feet of solid to brecciated quartz vein between 216 feet and 221 feet and a mixture of quartz vein material and granodiorite in fault rubble to 240 feet in a shallow westerly dipping 33 foot-thick fault gouge zone that continues to 254 feet. The best intercept in this zone was 17 feet grading 0.59 gpt gold from 221 to 238 feet (Figure 6, Table 7). The veining intersected in this hole correlates well with that intersected in Hole 6 and the anomalous metals signature consisting of Au+Ag+As+Bi+Sb+Pb+Zn is the same. The As halo in this hole is continuous between 203 and 284 feet and broadly overprints the gold mineralization. Zn and Cu are closely spatially correlated to Au, Ag, Bi, As, Sb, and Pb and display a relatively smoothly decreasing dispersion halo below the mineralized vein zone to the bottom of the hole at 304 feet.

Holes 12 through 17 were drilled as step-out holes from a second pad located a further 125 meters to the northeast.  The location of the second pad further to the east as well as to the

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north was to ensure that the shallower dipping holes would intersect the vein closer to surface and to drill closely-spaced intercepts to evaluate the down dip nature and continuity of the vein.  Holes 12, 13, 14, drilled at 45, 60, 71, respectively, intercepted massive white and comby quartz veins contained within a post-vein brittle fault zone with an apparent dip of 55 degrees to the west that returned Au values up to 127.63 gpt (Table 7). Hole 16 was drilled at a similar angle and dip as hole 12, and was designed to extend a hole further to the east to try and hit a fault structure that had been mapped at surface. Holes 12 and 16 traveled through the vein at roughly the same location and were also used to test the variability of the vein via twinning.  The intercepts in these two holes compared very well, with hole 12 returning 14.5 feet with an average grade of 10.52 gpt gold while Hole 16 returned 14 feet averaging 6.13 gpt gold. Holes 13 and 14 intersected significantly higher grade material, returning 17.5 feet averaging 15.76 gpt gold and 18.7 feet averaging 19.14 gpt gold respectively.  Higher grade intervals encountered in the 2007 drilling included 5 feet averaging 50.79 gpt gold, 1.5 feet averaging 35.48 gpt gold and 1 foot averaging 127.63 gpt gold in hole 13 and 3.6 feet averaging 82.50 gpt gold and 1 foot averaging 23.55 gpt gold in hole 14 (Figure 6, Table 7).  The fault and the veining was intersected down dip in Holes 15 and 17. Hole 15, at 90 degrees, intercepted 28 feet of the fault zone that contained abundant auriferous quartz stringers that returned a grade of 1.77 gpt gold including a 4 foot thick interval grading 5.13 gpt gold. Hole 17 was drilled to the west at a dip of 75 degrees, and was designed to intersect the vein further at depth after it crossed underneath and west of the drill pad. At 179 feet, 97 feet down dip from the stringer zone in Hole 15, the quartz vein was once again more massive in nature, but vitreous with no comby texture, and returned an intercept of 6.5 feet averaging 16.42 gpt gold including 1 foot grading 37.80 gpt gold. The bottom 48 feet of Hole 17 consists of a quartz vein swarm with low level anomalous gold and associated metals and a brittle fault gouge zone that threatened the loss of the drill string and caused the hole to be terminated. Subtle anomalous metal value trends at the bottom of Hole 17 indicate that the hole may have been terminated just short of potential Au mineralization. A summary of salient features of holes 12-17 follows below.

Hole ROB07012: Hole 12 was drilled to the east at 45 degrees and had a TD of 99 feet. The hole intersected 22 feet of brittly faulted granodiorite and gneiss between 43 and 65 feet that contained a 13 foot thick quartz vein zone that contained milled and brecciated vein rubble and intact veins of 1 foot and of 4.7 feet thickness. The veins were whitish and massive and contain approximately 10% - 15% arsenopyrite in fine stringers and in up to 1 in. clots. The quartz vein zone intercept returned an assay of 14.5 feet with an average grade of 10.52 gpt gold (Figure 6, Table 7). The mineralized zone has an anomalous metals signature that includes Au+Ag+As+Bi+Sb+Pb+Zn. The highest values for everything but Ag occur in the upper one third of the vein zone. Au, Bi, Sb, and Pb have the closest overall spatial correlation. Below the vein zone there is a low level dispersion halo of As, Bi, Sb, and Pb, with Pb and As being the most extensive at 23 feet and 13.5 feet respectively. Above the vein zone there is a 9 foot thick dispersion halo of As and a 5 foot halo of Sb.

Hole ROB07013:  Hole 13 was drilled to the east at 60 degrees inclination and had a TD of 125 feet. It intercepted 17 feet of brittle fault zone between 48 and 65 feet. Within the fault zone was a 13.2 foot thick quartz vein zone containing intact veins of 2.3, 0.8, 1.0 and 6 feet thickness for a total of 10.1 feet of quartz vein. The lowermost foot of this vein system was not recovered due to bad ground and was not sampled. The quartz vein was white, massive, and comby with some open spaces and contained 0.5% to 3% pyrite+arsenonpyrite in clots. The anomalous metals signature for the vein consists of Au+Ag+As+Bi+Sb+Pb+Zn with Au, Ag, Bi,

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Sb, and Pb displaying a very close spatial correlation, while As and Zn were spatially correlated at a lower level in the vein zone. A dispersion halo below the vein zone includes As for 15 feet, Bi for 4 feet, Pb for 10 feet, and Sb for 5 feet, with As being the most obvious. Only As displays a dispersion halo above the vein zone and only for 2 feet or less. Hole 13 intersected significant high grade material, returning 17.5 feet averaging 15.76 gpt gold including 5 feet averaging 50.79 gpt gold, 1.5 feet averaging 35.48 gpt gold and 1 foot averaging 127.63 gpt gold (Figure 6, Table 7).

Hole ROB07014:  Hole 14 was drilled east at 71 degrees and had a TD of 99 feet. The hole intersected 18.7 feet of faulted granodiorite and quartz vein between 57.8 and 76.5 feet. From 76.5 to TD the hole was in biotite gneiss that had some augen towards the bottom. The quartz vein interval consisted of 15% - 20% quartz vein or approximately 3.2 feet of quartz vein. The quartz was whitish to slightly creamy colored and comby and contained ≤5% cloudy clots and stringers of arsenopyrite + pyrite. Some of the clots were in weakly parallel bands and are thought to consist of Bi, Sb, and Pb minerals. The anomalous metals signature of the vein consists of Au+Ag+As+Bi+Sb+Pb+Zn+Mo. Au, Ag, Bi, Sb, and Pb are very closely related. Above the vein zone there is a 9 foot thick dispersion halo of low level gold with  anomalous As+Sb+Zn. Hole 14 also intersected high grade material, returning 18.7 feet averaging 19.14 gpt gold including 3.6 feet averaging 82.50 gpt gold and 1 foot averaging 23.55 gpt gold (Figure 6, Table 7).

Hole ROB07015:  Hole 15 was drilled vertically and had a TD of 152 feet. The hole intersected 19 feet of abundant 05 to 1 cm thick quartz stringers enclosed within 26 feet of faulted and fractured gneiss and granodiorite between 78 and 106 feet that returned an intercept of 1.77 gpt gold including a 4 foot thick interval grading 5.13 gpt gold (Figure 6, Table 7). The anomalous metals signature included Au+Ag+As+Bi+Sb+Pb+Zn+Cu with lesser anomalous Mo, W and Sn.  In this hole, Au and As were closely related with a strong As halo both above and below the gold-bearing zone. Arsenic displays a dispersion halo below the vein zone for 27 feet, Sb for 17 feet. This vein zone seems identical in geochemical nature to the larger veins intersected in holes further up dip but exhibits more of a stockwork nature that the up-dip intercepts.

Hole ROB07016:  Hole 16 was drilled east at 45 degrees and had a TD of 248 feet. It intersected a mixture of granodiorite, quartz veining, and gneiss with and without augens. Quartz veining occurs between 48 feet and 55 feet, with a 1 foot thick solid vein at 46.8 feet with stringer veins above and below to 55 feet. The upper part of the vein contains 30% coarse quartz-arsenopyrite veining that contains angular to sub-rounded clasts of earlier quartz veining and establishes the temporal relationship between the As mineralization and the introduction of the more massive white and comby quartz veins that carry Au elsewhere in the system. In this case there is a very close spatial relationship between all the anomalous metals, which includes Au+Ag+As+Bi+Sb+Pb+Zn, with Zn being the least but still closely correlative. As in hole 15, molybdenum, tin and tungsten are weakly anomalous in the gold-bearing vein. The correlation coefficient between Au and As of .84 in this mineralized zone contrasts sharply with that of the combined drill holes of .003 and demonstrates the wide spread to be expected in Au/As correlations in this particular system. Anomalous As continues for 21 feet below the quartz veining and displays the most evident dispersion halo of the anomalous metals. Assays of the mineralized quartz vein zone returned 14 feet averaging 6.13 gpt gold (Figure 6, Table 7).

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Hole ROB07017:  Hole 17 was drilled to the west at 76 degrees, which required the drill rig to be rotated 180 degrees at the collar location for holes 12 through 16. It intersected the faulted quartz vein zone 97 feet down dip from the intercept in Hole 15. The quartz vein occurs between 172.7 feet and 189 feet depth and consists of massive whitish vitreous quartz with no comby textures that contains in places 1%-2% disseminated clots of pyrite + arsenopyrite + Bi?. Recovery during drilling in this vein zone was poor; values ranged from 0%-100%, with 3.5 feet, comprising 3 entire sample intervals, being totally lost. This quartz does not look at all like the white comby quartz veining encountered in the other higher drill hole intercepts. It looks more like glassy quartz sweats seen in the gneiss in surface outcrops, which few geologists would consider prospective for gold mineralization. Despite this, the mineralized quartz vein interval returned an intercept of 6.5 feet averaging 16.42 gpt gold including 1 foot grading 37.80 gpt gold (Figure 6, Table 7).

Between 204 feet and the bottom of the hole at 252 feet, there is 33 feet of pyritic granodiorite that consists of approximately 50% quartz veins up to 1 foot thick, followed by 2 feet of grey quartz vein that contains 50% py+asp? overlying 14.5 feet of sericite altered fault gouge that contains quartz vein stockwork and clasts and abundant disseminated pyrite. The maximum gold value obtained in this interval was only 0.426 gpt, but towards the bottom of the hole, the values for Ag, As, Sb, Pb, and especially Bi, displayed a subtle upward trend, indicating that, had the hole not been abandoned due to very badly caving ground that was threatening the loss of the entire drill string, it may well have intersected additional gold mineralization in a previously unrecognized zone..

Following completion of the drilling, statistical analysis was performed on the geochemical results from the Grey Lead drilling. Table 8 shows the bi-variate correlation coefficients between select anomalous metals in this system and was constructed utilizing only the 77 drill core samples that returned both Au and Bi above detection limits (0.034 ppm and 5 ppm, respectively). Significant conclusions drawn from this work include the strong positive correlation between Au and Bi (0.975), the nearly random correlation between Au and As (.003), and the moderate to strong correlation between Au and Ag (0.838), Sb (0.867) and Pb (0.695). Multi element histograms of the drilling indicate that gold is spatially restricted to the quartz-bearing fault zone and the immediate country rock adjacent to the fault zone.  Arsenic mineralization, while centered on the fault zone, is more widespread, particularly in the footwall of the fault zone. The paragenetic relationship between the As and the Au mineralization is clearly exhibited in Hole 16, where a massive comby auriferous quartz vein is crosscut by later massive and healed quartz-arsenopyrite mineralization that contains angular to sub-rounded clasts of the earlier quartz veining.  While zinc correlates best with As (.390), it’s widespread nature and inconsistent relationship to gold and gold pathfinder elements make it an unreliable indicator of Au mineralization. It is clear from the 2007 drilling that Au is clearly it’s own best pathfinder, however, anomalous results for Ag, As, Sb, Pb, Zn, and especially Bi must be followed up due to the clear spatial and genetic relation to gold.

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Table 8: Select correlation coefficients for 2007 Gray Lead prospect drill hole geochemistry

	Au_ppm	Ag_ppm	As_ppm	Bi_ppm	Sb_ppm	Pb_ppm	Zn_ppm
Au_ppm	1.000
Ag_ppm	0.838	1.000
As_ppm	0.003	0.013	1.000
Bi_ppm	0.975	0.809	0.048	1.000
Sb_ppm	0.867	0.927	0.292	0.846	1.000
Pb_ppm	0.695	0.764	0.184	0.672	0.789	1.000
Zn_ppm	-0.187	-0.147	0.390	-0.200	-0.078	0.144	1.000

SAMPLING METHOD AND APPROACH

Details pertaining to sampling methods and approaches used on the Rob prospect from 1995 through 1999 currently are not available to the author.  All exploration work completed during the period 1995 through 1999 was managed and conducted by WGM, the Alaskan subsidiary of Watts, Griffith and McQuat, the same highly respected and competent mineral consulting firm that was responsible for discovery of the Pogo deposit.

Geochemical samples collected in 2002 and 2007 were described in the field and located using hand-held global positioning system (GPS) methods.  From 2002 through 2006, all samples were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks where they were picked up by representatives of ALS Chemex. In 2007, all samples were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks where they were picked up by representatives of Alaska Assay.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Details pertaining to pre-2002 sample preparation, analysis and security on the Rob prospect currently are not available to the author.  All samples submitted in 2002 thr0ugh 2006 were prepared and analyzed by ALS Chemex at their facilities in Fairbanks and Vancouver.  Analytical work consisted of gold by fire assay with atomic absorption finish plus multi-element inductively coupled plasma – mass spectrometer (ICP-MS) analyses using 4-acid digestion.  Sample pulps and rejects were returned to Avalon Development and stored in their secure warehouse.

All samples submitted in 2007 were prepared and analyzed for gold by Alaska Assay at their facilities in Fairbanks and for the multi-element package at ACME Labs at their Vancouver facility.  Analytical work consisted of gold by fire assay with gravimetric finish plus multi-element inductively coupled plasma (ICP) analyses using 4-acid digestion.  Metallic screen analyses also were conducted by Alaska Assay and consisted of pulverizing of samples to 90% passing 150 mesh. Following screening into a -150 mesh and a +150 mesh fraction, each fraction is weighed and subjected to standard gravimetric fire assay analysis. The resulting -150 and +150

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mesh fraction are then weight averaged to produce a weighted average gold value from each sample submitted for metallic screen analysis. Sample pulps and rejects are currently stored at Alaska Assay’s lab secure facility in Fairbanks.

DATA VERIFICATION

Details pertaining to pre-2002 data verification techniques and procedures on the Rob prospect currently are not available to the author.

Quality assurance/quality control samples and blank samples were inserted into sample strings in 2002 on a one for 25 basis.  Quality assurance/quality control samples were inserted into sample strings in 2006 and 2007 on a one for ten basis. Sample blanks were inserted in 2006 and 2007 on a two per one hundred sample basis and consisted of Browns Hill Quarry basalt, an unmineralized Quaternary basalt flow from the Fairbanks Mining District, Alaska. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Sample standards prepared by Analytical Solutions were inserted on an eight per one hundred sample basis.  Eight different commercial standards were used. Values in these standards raged from 0.627 ppm to 11.33 ppm gold. No unacceptable analysis results from ALS Chemex were returned for these blanks or standards.

ADJACENT PROPERTIES

The Rob property is surrounded by other properties owned by third party interests.  Little substantive geological or geochemical data are available from these properties so their relationships to mineralization on the Rob prospect is uncertain.

MINERAL PROCESSING AND METALLURGICAL TESTING

In 2003 a series of rock grab samples collected during the 2002 field season were resubmitted to ALS Chemex for metallic sieve analyses and for hot-cyanide leach assays to help quantify the expected nugget effect in some parts of the Rob property and the amenability of Rob mineralization to cyanide extraction.  Table 9 is a summary of these results.  While the small number of samples is not of sufficient size to make definitive conclusions it is clear that some samples (e.g. 493729) exhibit significant nugget effect while others (e.g. 493731, 462345 and 465262) suggest the mineralization is not amenable to simple cyanide extraction at the crush size utilized.

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TABLE 9: Comparison of standard fire assay, hot cyanide leach and metallic sieve gold analyses from 2002 samples collected on the Rob prospect.  All data from ALS Chemex Labs.

Sample #	Prospect	Au FA-AA (opt)	Au-Hot CN leach (opt)	FA vs Hot CN Recovery %	Met Sieve (opt)	FA vs MetSieve Recovery %
468939	Gray Lead	2.105	1.980	94.1%	1.941	92.2%
468940	Gray Lead	0.499	0.413	82.8%	0.416	83.3%
468942	Gray Lead	0.839	0.856	102.0%	0.066	7.8%
493729	Gray Lead	0.273	3.130	1145.3%	3.677	1345.6%
493731	Gray Lead	0.216	0.005	2.3%	0.075	34.8%
493733	Gray Lead	0.888	0.305	34.3%	0.784	88.3%
468945	Hilltop	0.254	0.305	119.9%	0.295	116.2%
462345	Michigan	0.708	0.046	6.5%	0.621	87.7%
462346	Michigan	0.011	0.008	72.2%	0.013	118.4%
465251	Michigan	0.870	0.219	25.2%	0.865	99.4%
465262	Michigan	5.106	0.354	6.9%	1.947	38.1%
468954	O'Reely	0.235	0.062	26.4%	0.101	43.0%
468955	O'Reely	0.244	0.049	20.0%	0.146	59.8%
493719	Upper Trench	0.256	0.128	49.9%	0.032	12.5%
493720	Lower Trench	0.450	0.003	0.7%	0.007	1.5%
493721	Lower Trench	0.419	0.014	3.3%	0.041	9.9%
493723	Lower Trench	0.650	0.096	14.8%	0.295	45.3%
493725	Lower Trench	0.120	0.002	1.7%	0.010	8.0%

A total of 37 samples from the 2007 Gray Lead drilling program were submitted to Alaska Assay lab for metallic screen analysis to determine there is significant nugget effect in the samples collected in 2007. Table 10 summarizes the results of that work.

Samples selected for metallic screen analyses were all from the Gray Lead drill core and all samples had returned standard gravimetric fire assay results greater than 1 gpt gold. Comparison of the standard fire assay results with the weighted average metallic screen analysis indicated that metallic screen gold values ranged from 63% higher than standard gravimetric fire assay values to 210% below reported standard gravimetric fire assay values with the average difference being a 16% decrease in the weighted average metallic screen value over the standard gravimetric fire assay value. It is clear from scatter plots of the data that significant nugget effect exists at Grey Lead however the magnitude of this nugget effect is not predictable given the current information available. Since native gold has been identified in hand specimens and core samples from the Grey Lead prospect, it is mot surprising that a coarse gold nugget effect exists at this project. Additional metallurgical work will be required to quantify the magnitude and nature of the nugget effect at Grey Lead.

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Table 10: Comparison of gravimetric fire assay and metallic screen analyses conducted on drill core from the 2007 Gray Lead prospect drill program. Analytical results by Alaska Assay.

Drill Hole	From (foot)	To (foot)	Interval (foot)	Au-Grav (opt)	MetScr total (opt)	MetScr -150 mesh (op)t	MetScr +150 mesh (opt)	% Change (Grav Vs MetScr_Total
ROB07006	154.5	157	2.5	0.518	0.673	0.682	0.187	23.02%
ROB07006	157	161	4	0.219	0.240	0.231	0.889	8.68%
ROB07006	167	168	1	0.431	0.208	0.208	0.182	-107.50%
ROB07006	168	171	3	0.193	0.130	0.130	0.049	-48.60%
ROB07006	234.5	236	1.5	0.042	0.033	0.032	0.146	-28.76%
ROB07006	236	238.5	2.5	0.089	0.029	0.028	0.088	-209.84%
ROB07012	43.5	45	1.5	0.058	0.059	0.058	0.093	1.69%
ROB07012	45	49.6	4.6	0.307	0.351	0.338	3.208	12.45%
ROB07012	49.6	52	2.4	0.844	0.683	0.672	1.573	-23.64%
ROB07012	52	53	1	0.709	0.288	0.248	1.069	-146.10%
ROB07012	53	55.5	2.5	0.058	0.041	0.042	0.028	-40.23%
ROB07013	52	53.5	1.5	1.035	0.942	0.916	3.458	-9.82%
ROB07013	53.5	54.5	1	3.722	3.959	3.050	33.402	5.98%
ROB07013	54.5	57	2.5	0.853	0.692	0.681	1.305	-23.25%
ROB07013	57	59.5	2.5	0.037	0.048	0.049	0.023	23.59%
ROB07013	59.5	63.5	4	0.100	0.060	0.060	0.045	-66.99%
ROB07013	64.5	65.5	1	0.210	0.284	0.286	0.182	25.90%
ROB07014	60	63.6	3.6	2.406	2.595	2.258	22.233	7.28%
ROB07014	63.6	67	3.4	0.055	0.081	0.079	0.186	31.81%
ROB07014	67	68.5	1.5	0.211	0.183	0.185	0.125	-14.83%
ROB07014	68.5	70.5	2	0.086	0.036	0.034	0.061	-141.86%
ROB07014	70.5	72	1.5	0.127	0.186	0.178	0.855	31.58%
ROB07014	72	73	1	0.687	0.694	0.685	1.156	1.01%
ROB07014	73	74.5	1.5	0.081	0.081	0.080	0.140	-0.14%
ROB07015	78	80	2	0.052	0.052	0.053	0.035	0.36%
ROB07015	93	98	5	0.123	0.131	0.131	0.136	6.69%
ROB07015	102	106	4	0.149	0.159	0.159	0.184	6.28%
ROB07016	43	45	2	0.036	0.054	0.052	0.267	32.47%
ROB07016	45	51	6	0.238	0.269	0.252	1.003	11.43%
ROB07016	51	53.5	2.5	0.034	0.039	0.038	0.172	11.70%
ROB07016	53.5	57	3.5	0.263	0.402	0.403	0.332	34.69%
ROB07017	179	180	1	0.432	0.562	0.576	0.219	23.09%
ROB07017	180	182	2	0.274	0.710	0.713	0.108	61.39%
ROB07017	182	183	1	0.535	1.442	1.446	0.819	62.88%
ROB07017	183	184	1	1.103	0.417	0.418	0.153	-164.69%
ROB07017	184	184.5	0.5	0.419	0.465	0.467	0.356	9.82%
ROB07017	184.5	185.5	1	0.285	0.329	0.330	0.194	13.37%

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There currently are no mineral resources on the Rob project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

OTHER RELEVANT DATA AND INFORMATION

To the best of the authors’ knowledge, there are no other data available to the authors that bear directly on the potential of the Rob project.

INTERPRETATION AND CONCLUSIONS

The Rob property is located in the Goodpaster mining district approximately 110 miles southeast of Fairbanks, Alaska near existing and planned infrastructure.  The Rob Property is currently under option to Freegold Ventures Limited, which may earn a 100% interest in the Rob project subject to cash and stock payments and Net Smelter Returns royalties held by the estate of property owner (Ronald Bailey) and vendor (Anglo Alaska Gold Corp.). The property is hosted in intrusive and metamorphic rocks on the flank of the same 30 kilometer long gneiss dome that hosts the 5.6 million ounce Pogo gold deposit.  Mineralization at Rob is hosted in Cretaceous granitic rocks and in Paleozoic gneissic rocks and appears to be controlled by district-scale northeast and northwest-trending structures.  Two basic types of gold mineralization have been identified on the project: Au+Bi±As in quartz veins at the Gray Lead and Hilltop prospects and Au+As+Sb in quartz veins at the Michigan, Blue Lead, Blue Lead South, Gray Lead, Grizzly Bear, Upper Trench, Lower Trench, O’Reely and Wolverine prospects.  Several of these prospects host both styles of gold mineralization in the same structure, suggesting multi-phase mineralization took place. Surface and subsurface sampling encountered significant grade and thickness gold mineralization in several areas of the property.  Potential exists for significant grade-tonnage accumulations of intrusive and/or gneiss-hosted gold mineralization similar to that currently being mined in the Fairbanks District and at the Pogo deposit in the Goodpaster District.

RECOMMENDATIONS

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.

Additional diamond core drilling should be conducted in the Gray Lead prospect where previous drilling intercepted significant grade and thickness.  Approximately 2,000 feet of diamond drilling are recommended for the Gray Lead.  Approximate cost of this drilling is $300,000.

2.

Diamond drilling should be conducted on the Michigan lode where +25 opt gold was discovered in trenching.  Approximately 2,000 feet of diamond drilling are

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

recommended for the Michigan prospect.  Approximate cost of this drilling is $300,000.

3.

Ground-based IP should be employed over the Gray Lead, Michigan and Blue Lead prospects to determine the major controls on mineralization on these prospects.  Estimated cost of this work is $75,000.

4.

Reprocessing of existing airborne magnetic and resistivity data is recommended.  Such work should be conducted by an experienced geophysical consultant and should include depth-slicing and three dimensional structural interpretation.  Estimated cost of this work is $25,000.

The total cost of the above-recommended work is US$700,000

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

REFERENCES CITED

Alaska DGGS, 2002, Final Data Archive, southeastern extension of Salcha River – Pogo survey, Goodpaster mining district, east-central Alaska: Alaska Div. Geol. Geophys. Surv., Geophysical Rept. 2002-2, 2 CDs.

Bailey, R.O., 2001, ROB Claim Group, Tibbs Creek, Alaska, Goodpaster Mining District: Internal Summary Report, 137 pp.

Baker, T., 2002, Emplacement depth and carbon dioxide-rich fluid inclusions in intrusion-related gold deposits: Econ. Geol. Vol. 97, pp. 1109–1115.

Baker, T., Ebert, S., Rombach, C. and Ryan, C.G., 2006, Chemical compositions of fluid inclusions in intrusion-related gold systems, Alaska and Yukon, using PIXE microanalysis: Econ. Geol. Vol. 101, pp. 311-327.

Bundtzen, T.K. and Miller, M.L., 1997, Precious metals associated with :late Cretaceous – Early Tertiary igneous rocks of southwestern Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists, pp 242-286.

Eremin, R.A., 1995, Lode gold deposits of the Magadan region, northeast Russia in Bundtzen, T.K., Fonseca, A.L. and Mann, R., 1995, Geology and Mineral Deposits of the Russian Far East:  Alaska Miners Assoc. Spec. Symp. Vol. 1, pp. 39-49.

Day, W.C., Aleinikoff, J.N., Roberts, P., Smith, M., Gamble, B.M., Henning, M.W., Gough, L.P. and Morath, L.C., 2003, Geologic map of the Big Delta B-2 quadrangle, east-central Alaska: U.S. Geol. Surv. Geol. Inv. I-2788, 11 pp., 1 map.

Day, W.C., O’Neill, J.M., Aleinikoff, J.N., Green, G.N., Saltus, R.W., Gough, L.P., 2007, Geologic Map of the Big Delta B-1 Quadrangle, East-Central Alaska, U.S Geol. Surv., Scientific Investigations Map SIM-2975. 23pp., 1 map.

Flanigan, B, Freeman, C., McCoy, D., Newberry, R., and Hart, C., 2000a, Paleo-reconstruction of the Tintina Gold Belt-implications for mineral exploration: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 35-48.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000b, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Foster, H.L.; Dusel-Bacon, C. and Weber, F. R., 1977a, Reconnaissance geologic map of the Big Delta C-4 quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 77-262, 1 map.

Foster, H. L.; Weber, F. R. and Dusel-Bacon, C., 1977b, Gneiss Dome in the Big Delta C-4 quadrangle, Yukon-Tanana uplands, Alaska in Blean, K. M., ed., The U.S. Geological Survey in Alaska--Accomplishments during 1976: U.S. Geol. Surv. Circ. 751-B, p. 833.

Foster, H. L.; Albert, N. R. D.; Griscom, A.; Hessin, T. D.; Menzie, W. D.; Turner, D. L. and Wilson, F. H., 1979, Alaskan Mineral Resource Assessment Program: Background Information to Accompany folio of Geologic and mineral resource maps of the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Circ. 783, 19 p.

Freeman, C.J., 2000, Alaska Exploration Review: Soc. Econ. Geol. Newsletter, No. 43, p. 37.

Griscom, A., 1979, Aeromagnetic map and interpretation for the Big Delta quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 78-529B, 1 map.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

Hessin, T.D.; Cooley, E.F. and Dusel-Bacon, C., 1978, geochemical map showing the distribution of bismuth, antimony and silver in the nonmagnetic heavy mineral concentrate samples in the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 78-529F, 1 map.

Hoffman, J.D. and Buttleman, K., 1996, National geochemical database: national uranium resource evaluation and hydrological stream sediment reconnaissance: U.S. Geol. Surv., Digital Data Series DDS-18-B, 1 CD.

Joesting, H.R., 1938, Mining and prospecting in the Goodpaster region: Territory of Alaska, Department of Mines, 2 p.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

Lang, J.R., Baker, T, Hart, C.J.R., and Mortensen, J.K., 1999, Intrusion-related gold systems: SEG Newsletter, No. 38, pp. 6-15.

McCoy, D.T., 1999, Regional overview of the geologic setting of the Tintina Gold Belt: in Abstracts of the 16th Annual Cordilleran Exploration Roundup, Vancouver, page 20-21.

McCoy, D.T.; Newberry, R.J.; Layer, P., DiMarchi, J.; Bakke, A.; Masterman, J.S. and Minehane, D.L., 1997, Plutonic-related gold deposits of interior Alaska: in Econ. Geol. Mono. 9, “Mineral Deposits of Alaska”, pp. 191-241.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

McCoy, D.T., Newberry, R. J., Severin, K., Marion, P., Flanigan, B. and Freeman, C.J., 2002, Paragenesis and metal associations in Interior Alaska gold deposits: an example from the Fairbanks District: Mining Engineering, Jan., 2002, p. 33-38.

Menzie, W. D. and Foster, H. L., 1978, Mineral Resources map of the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 78-529D, 1 map.

Mortensen, J.K., Hart, C.J.R., Murphy, D.C., and Heffernan, S., 2000, Temporal evolution of early and mid-Cretaceous magmatism in the Tintina Gold Belt: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 49-57.

Nokleberg, W.J., Brew, D.A., Grybeck, D., Yeend, W., Bundtzen, T.K., Robinson, M.S., Smith, T.E., 1994, Metallogeny and major mineral deposits of Alaska, in Plafker, G., and Berg, H.C., eds, The Geology of Alaska: Boulder, Colorado, Geological Society of America, The Geology of North America, v. G-1, p. 855-903.

Reed, I., 1937, Brief report on Goodpaster quartz lode mining at the head of Johnson and Boulder Creeks: Territory of Alaska, Department of Mines, 1 p.

Rombach, C.R., 1999, Alaska Resource Data File (ARDF) for the Big Delta quadrangle, Alaska: U.S. Geol. Surv., Open File Rept. 99-354, 145 pp.

Saltus, R.W., and Day, W.C., 2006, Gravity and aeromagnetic gradients within the Yukon-Tanana Upland, Black Mountain tectonic zone, Big Delta quadrangle, east-central Alaska: U.S. Geological Survey Open-File Report 2006–1391, 1 sheet.

Smith, M., 1998, 1998 Exploration update on the Pogo property, Goodpaster River District, Alaska: (abstr) Alaska Miners Association 1998 Annual Convention, p. 57-58.

Smith, M., 1999, Gold mineralization on the Pogo claims, East-central Alaska: (abstr) Sixteenth Annual Cordilleran Exploration Roundup, p. 21.

Smith, M, Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 2000, The Liese Zone, Pogo Property:  A new high-grade gold deposit in Alaska:  The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 131-144.

Smith, M, Thompson, J.F.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 1999, Geology of the Liese Zone, Pogo Property, East-Central Alaska:  SEG Newsletter, No. 38, pp. 12-21.

Thomas, B.I., 1970, Reconnaissance of the gold-bearing quartz veins in the Tibbs Creek area, Goodpaster River, Big Delta quadrangle, central Alaska: U.S. Bureau of Mines Open-File Report 14-70, 12 p.

Weber, F.R.; Foster, H.L.; Keith, T.E.C. and Dusel-Bacon, C., 1978, Preliminary geologic map of the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 78-529A, 1 map.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN

Avalon Development Corporation

P.O. Box 80268, Fairbanks, Alaska  99708

Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901, HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Executive Summary for the Rob Property, Goodpaster Mining District, Alaska, and dated March 28, 2008 (the “Technical Report”) relating to the Rob gold property. I have managed and worked on the Rob project since 2002.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own controlling interest in Avalon Development Corporation which owns 71,000 common shares of Freegold Ventures Ltd. which were issued to Avalon Development as part of a finder’s fee for work conducted by Avalon Development in the Fairbanks Mining District, Alaska. Avalon Development also owns 25,000 shares of the common stock of Freegold which was issued to Avalon as a finder’s fee for bringing Freegold and Quaterra Resources

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

together to form a joint venture on Freegold’s Union Bay platinum group metal prospect in southeast Alaska. I own controlling interest in Anglo Alaska Gold Corporation which owns 958,000 shares of Freegold common stock for vending the Rob gold property to Freegold via a lease controlled by Anglo Alaska Gold. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Rob project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 28th day of March 2008.

___________________________________________

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

STATEMENT OF QUALIFICATIONS

RICHARD FLANDERS

Ridgerunner Exploration

1870 Becker Ridge Rd, Fairbanks, Alaska  99709

Phone 907-479-8873, Fax 907-479-8873, Email richardflanders@compuserve.com

I, RICHARD W. FLANDERS, Certified Professional Geologist #10858, HEREBY CERTIFY THAT:

I am currently employed as a project geologist at Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of Michigan State University, with a B.S. degree in Geology (1975). I am also a graduate of the University of Idaho with an M.S. degree in Geology (1978).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, and the Alaska Miners Association.

4. From 1978 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Mongolia, and Russia.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Executive Summary for the Rob Property, Goodpaster Mining District, Alaska, and dated March 28, 2008 (the “Technical Report”). I managed and worked on the Rob project in 2007.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of NI43-101. I own no interest in any company or entity that owns or controls an interest in the properties which comprise the Rob project.

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 28th day of March 2008.

___________________________________________

Richard W. Flanders, BS, MS, CPG#10858

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

APPENDIX 1

ROB PROSPECT STATE MINING CLAIMS LIST

All claims located in the Fairbanks Recording District, Alaska

No.	Claim	Name	Section	Township	Range	Meridian	ADL #
1	Rob	1	31	6S	18E	Fairbanks	540699
2	Rob	2	31	6S	18E	Fairbanks	540700
3	Rob	3	31	6S	18E	Fairbanks	540701
4	Rob	4	31	6S	18E	Fairbanks	540702
5	Rob	5	31	6S	18E	Fairbanks	540703
6	Rob	6	31	6S	18E	Fairbanks	540704
7	Rob	7	31	6S	18E	Fairbanks	540705
8	Rob	8	31	6S	18E	Fairbanks	540706
9	Rob	9	6	7S	18E	Fairbanks	540707
10	Rob	10	6	7S	18E	Fairbanks	540708
11	Rob	11	6	7S	18E	Fairbanks	540709
12	Rob	12	6	7S	18E	Fairbanks	540710
13	Rob	13	6	7S	18E	Fairbanks	540711
14	Rob	14	6	7S	18E	Fairbanks	540712
15	Rob	15	6	7S	18E	Fairbanks	540713
16	Rob	16	6	7S	18E	Fairbanks	540714
17	Rob	17	28	6S	18E	Fairbanks	544324
18	Rob	18	28	6S	18E	Fairbanks	544325
19	Rob	19	29	6S	18E	Fairbanks	544326
20	Rob	20	29	6S	18E	Fairbanks	544327
21	Rob	21	29	6S	18E	Fairbanks	544328
22	Rob	22	29	6S	18E	Fairbanks	544329
23	Rob	23	28	6S	18E	Fairbanks	544330
24	Rob	24	28	6S	18E	Fairbanks	544331
25	Rob	25	33	6S	18E	Fairbanks	544332
26	Rob	26	33	6S	18E	Fairbanks	544333
27	Rob	27	32	6S	18E	Fairbanks	544334
28	Rob	28	32	6S	18E	Fairbanks	544335
29	Rob	29	32	6S	18E	Fairbanks	544336
30	Rob	30	32	6S	18E	Fairbanks	544337
31	Rob	31	33	6S	18E	Fairbanks	544338
32	Rob	32	33	6S	18E	Fairbanks	544339
33	Rob	33	20	6S	18E	Fairbanks	545308
34	Rob	34	20	6S	18E	Fairbanks	545309
35	Rob	35	20	6S	18E	Fairbanks	545310

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

No.	Claim	Name	Section	Township	Range	Meridian	ADL #
36	Rob	36	20	6S	18E	Fairbanks	545311
37	Rob	37	20	6S	18E	Fairbanks	545312
38	Rob	38	20	6S	18E	Fairbanks	545313
39	Rob	39	20	6S	18E	Fairbanks	545314
40	Rob	40	20	6S	18E	Fairbanks	545315
41	Rob	41	29	6S	18E	Fairbanks	545316
42	Rob	42	29	6S	18E	Fairbanks	545317
43	Rob	43	29	6S	18E	Fairbanks	545318
44	Rob	44	29	6S	18E	Fairbanks	545319
45	Rob	45	29	6S	18E	Fairbanks	545320
46	Rob	46	29	6S	18E	Fairbanks	545321
47	Rob	47	29	6S	18E	Fairbanks	545322
48	Rob	48	29	6S	18E	Fairbanks	545323
49	Rob	49	29	6S	18E	Fairbanks	545324
50	Rob	50	29	6S	18E	Fairbanks	545325
51	Rob	51	29	6S	18E	Fairbanks	545326
52	Rob	52	29	6S	18E	Fairbanks	545327
53	Rob	53	32	6S	18E	Fairbanks	545328
54	Rob	54	32	6S	18E	Fairbanks	545329
55	Rob	55	32	6S	18E	Fairbanks	545330
56	Rob	56	32	6S	18E	Fairbanks	545331
57	Rob	57	32	6S	18E	Fairbanks	545332
58	Rob	58	32	6S	18E	Fairbanks	545333
59	Rob	59	32	6S	18E	Fairbanks	545334
60	Rob	60	32	6S	18E	Fairbanks	545335
61	Rob	61	32	6S	18E	Fairbanks	545336
62	Rob	62	32	6S	18E	Fairbanks	545337
63	Rob	63	32	6S	18E	Fairbanks	545338
64	Rob	64	32	6S	18E	Fairbanks	545339
65	Rob	65	5	7S	18E	Fairbanks	545266
66	Rob	66	5	7S	18E	Fairbanks	545267
67	Rob	67	5	7S	18E	Fairbanks	545268
68	Rob	68	5	7S	18E	Fairbanks	545269
69	Rob	69	5	7S	18E	Fairbanks	545270
70	Rob	70	5	7S	18E	Fairbanks	545271
71	Rob	71	5	7S	18E	Fairbanks	545272
72	Rob	72	5	7S	18E	Fairbanks	545273
73	Rob	73	31	6S	18E	Fairbanks	545274
74	Rob	74	31	6S	18E	Fairbanks	545275

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

No.	Claim	Name	Section	Township	Range	Meridian	ADL #
75	Rob	75	31	6S	18E	Fairbanks	545276
76	Rob	76	31	6S	18E	Fairbanks	545277
77	Rob	77	36	6S	17E	Fairbanks	545278
78	Rob	78	36	6S	17E	Fairbanks	545279
79	Rob	79	36	6S	17E	Fairbanks	545280
80	Rob	80	36	6S	17E	Fairbanks	545281
81	Rob	81	31	6S	18E	Fairbanks	545282
82	Rob	82	31	6S	18E	Fairbanks	545283
83	Rob	83	31	6S	18E	Fairbanks	545284
84	Rob	84	31	6S	18E	Fairbanks	545285
85	Rob	85	21	6S	18E	Fairbanks	545286
86	Rob	86	21	6S	18E	Fairbanks	545287
87	Rob	87	21	6S	18E	Fairbanks	545288
88	Rob	88	21	6S	18E	Fairbanks	545289
89	Rob	89	21	6S	18E	Fairbanks	545290
90	Rob	90	21	6S	18E	Fairbanks	545291
91	Rob	91	21	6S	18E	Fairbanks	545292
92	Rob	92	21	6S	18E	Fairbanks	545293
93	Rob	93	28	6S	18E	Fairbanks	545294
94	Rob	94	28	6S	18E	Fairbanks	545295
95	Rob	95	28	6S	18E	Fairbanks	545296
96	Rob	96	28	6S	18E	Fairbanks	545297
97	Rob	97	20	6S	18E	Fairbanks	545298
98	Rob	98	20	6S	18E	Fairbanks	545299
99	Rob	99	20	6S	18E	Fairbanks	545300
100	Rob	100	20	6S	18E	Fairbanks	545301
101	Rob	101	20	6S	18E	Fairbanks	545302
102	Rob	102	20	6S	18E	Fairbanks	545303
103	Rob	103	20	6S	18E	Fairbanks	545304
104	Rob	104	20	6S	18E	Fairbanks	545305
105	Rob	105	19	6S	18E	Fairbanks	545306
106	Rob	106	19	6S	18E	Fairbanks	545307

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

BEAUFORT SEA
Prudhoe Bay
RUSSIA
Anadyr
Arctic Circle
CANADA
ALASKA
Anarraaq
Red Dog
Nolan Creek
Arctic
Bornite
Rob
Golden Summit
Fort Knox
Fairbanks
Gil
True North
Pogo
Fortymile
Brewery Cr.
Dublin Gulch
Dawson
Divide
Rock Creek
Big Hurrah
Nome
Yukon River
Liberty Bell
MAN
Rainbow Hill
Golden Zone
Illinois Cr.
Nixon Fork
Whitehorse
BRITISH COLUMBIA
Flat
Donlin Cr.
Anchorage
Tonsina
Tulsequah Chief
A-J
Kensington
Juneau
Greens Creek
GULF OF ALASKA
Woewodski Is.
Union Bay
CJ
Duke Island
BERING SEA
Shotgun
Pebble
Goodnews Bay

FIGURE 1: Location of the Rob gold project, Goodpaster Mining District, Alaska. Data from Avalon Development, 2008.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Rob
Claims
Pogo
Mine
F004S012E
F004S013E
F004S014E
F004S015E
F004S016E
F004S017E
F005S012E
F005S013E
F005S015E
F005S016E
F005S017E
2.5 mi
3 mi
F006S011E
F006S012E
F006S013E
F006S014E
F006S015E
F006S016E
F006S017E
F006S018E
F006S019E
F007S010E
F007S011E
F007S012E
F007S013E
F007S014E
F007S015E
F007S016E
F007S017E
F007S018E
F007S019E
F007S020E
F008S010E
F008S011E
F008S012E
F008S013E
F008S014E
F008S015E
F008S016E
F008S017E
F008S018E
F008S019E
F008S020E
F009S010E
F009S011E
F009S012E
F009S013E
F010S010E
F010S011E
F010S012E
F010S013E
N
W
E
S
0
Miles
12

FIGURE 2: Land status of the Rob project, Goodpaster Mining Districts, Alaska. Data from Hansen, 2007 modified by Avalon Development, 2008.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

146°
145°
147°
144°
143°
142°
65°
64°
63°
Ch
Tintina fault
Fairbanks
Shaw Creek fault
Black Mtn tectonic zone
Eagle
Salcha River dome
lineament
Map area
Big Delta
Mt. Harper
Pogo Mine
Rob
Delta Junction
Chicken
Area of figure 1
CANADA
ALASKA
Yukon
British Columbia
Sixty Mile lineament
Tok
0
50 MILES
50 KILOMETERS
EXPLANATION
Quaternary surficial deposits
Parautochthonous pre-Tertiary sedimentary rocks
Tertiary-Cretaceous igneous and sedimentary rocks
Cretaceous granitoids
Early Jurassic to Late Triassic granitoids
Paleozoic units
Highest
Oceanic and associated sedimentary strata (Seventymile (S) and Chatanika (Ch) assemblages)
Oceanic, arc, and marginal-basin tectonites (high P-T) (Fortymile River assemblage)
Marginal-basin strata (Nisutlin assemblage)
Continental-affinity paragneiss and peraluminous augen orthogneiss (340 Ma orthogneiss) (orthogneiss assemblage)
Lowest
Parautochthonous continental strata (Chena River and Fairbanks "subterranes")
Parautochthonous Wickersham assemblage
Yukon-Tanana Upland tectonites
Structural level
Contact
Fault
Thrust fault—Sawteeth on upper plate
Lineament
Major road

FIGURE 3: Lithotectonic map of the Yukon-Tanana Uplands, east-central Alaska. Data from Day and others, 2007 modified by Avalon Development, 2008.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

145°
Big Delta B-2 quadrangle
144°30′
Big Delta B-1 quadrangle
144°
64°30′
64°15′
Pogo
Goodpaster River
Shawnee Peak
Central fault
Central Creek
Goodpaster River
Tibbs Creek
Goodpaster segment
Last Chance fault
Eisenmenger Fork
Wolverine
Lower Trench
Blue Lead
Michigan
Grizzly Bear
Tibbs fault
Gray Lead
O'Reely
Brink fault
Serpentine fault
Brink
EXPLANATION
0
5 MILES
0
5 KILOMETERS
Quaternary units
Alluvium
Colluvium
Gravel
Paleocene rhyolite
Cretaceous units
Quartz-feldspar porphyry
Composite granitoid dike
Diorite to tonalite
Cretaceous units
Black Mountain intrusion
Goodpaster batholith
Mount Harper batholith
Brink intusion
Granite of Swede Peak
Biotite granite, undivided
Granodioritic gneiss
Diorite dike
Paleozoic units
Augen gneiss (Devonian)
Orthogneiss (Devonian)
Ultramafic schist
Mafic schist and gneiss
Quartzite and metapelite
Paragneiss
Biotite gneiss
Biotite±sillimanite schist
Black Mountain tectonic zone
High-angle fault—Dashed where approximate; dotted where concealed
Thrust fault—Sawteeth on upper plate. Dashed where approximate
Gold mine or prospect

FIGURE 4:General geology and mineral prospects of the Goodpaster Mining District, Alaska. Rob claim ouitline shown in red. Geology from Day and others, 2007 modified by Avalon Development, 2008.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net

Freegold Ventures Ltd.
Gold in 2007 Drill Core, Gray Lead Prospect
Rob Property, Alaska
Confidentiality Caution:
This map may contain information that is privileged or confidential in nature. If you are not the intended recipient, any dissemination, distribution, or copying is strictly prohibited.
Gold (ppm)
35 to 128
10 to 35
1 to 10
0.5 to 1
0.1 to 0.5
0.03 to 0.1
Below detection
Map projection:
Universal Transverse Mercator
Zone 6 West
NAD 27 for Alaska
Avalon
Development
Corporation
Legend
Drill Collar (2007 core hole)
Surface Projection (DDH)
Plane of the cross-section
Property outline
Rock Units
Quartz vein
Fault
Granodiorite (Cretaceous)
Diorite/Granodiorite (Cretaceous)
Gneiss (Paleozoic)
Augen gneiss (Paleozoic)
ROB07007
ROB07006
ROB07017
ROB07015
ROB07014
ROB07013
ROB07016
16.5' @ 6.64 gpt
including 6.5' @ 11.46 gpt
17' @ 0.59 gpt
Projected Grey Lead Vein
TD = 304'
TD = 250'
14' @ 6.13 gpt
17.5' @ 15.76 gpt
including 5' @ 50.79 gpt
and 1'@ 127.63 gpt
18.7' @ 19.14 gpt
including 3.6' @ 82.5 gpt
28' @ 1.77 gpt
including 4' @ 5.13 gpt
6.5' @ 16.42 gpt
including 1.0' @ 37.8 gpt
Projected Grey Lead Vein
TD = 152'
TD = 125'
TD = 248'
TD = 252'
Plan View
ROB Property
Gray Lead
O'Reely
Gneiss
Quartz Vein
Granodiorite
Sectional View
ROB07017
ROB07015
ROB07014
ROB07013
ROB07012
ROB07016
ROB07006
ROB07007
Above: Rob07-16, 45-51' = 8.155 gpt Au
Right: Rob 07-06, 154.5-157' = 17.775 gpt
and 157-161' = 7.51 gpt Au

Figure 6: Cross-section showing geology and mineralization in the 2007 Grey Lead drill holes. Data from Avalon Development, 2007.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK  99708

907-457-5159  Fax: 907-455-8069  avalon@alaska.net